UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

■ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

1. **Name of issuer:** Wilder Whiskey Inc.

2. **Form:** Corporation

3. **Jurisdiction of Incorporation/Organization:** Tennessee

4. **Date of organization:** February 11, 2021

5. **Physical address of issuer:** 326 Chestnut Ridge Rd., Kingston, Tennessee 37763

6. **Website of issuer:** https://www.wilderwhiskey.com

7. **Is there a co-issuer: No**

8. **Name of co-issuer: N/A**

9. **Form: N/A**

10. **Jurisdiction of Incorporation/Organization: N/A**

11. **Date of organization: N/A**

12. **Physical address: N/A**

13. **Website: N/A**

14. **Name of intermediary facilitating the offering:** Vicinity, LLC

15. **CIK number of intermediary:** 0001798542

16. **SEC file number of intermediary:** 7-223

17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the**

exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
Commission equaling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Preferred Stock
21. **Target number of securities to be offered:** 25,637
22. **Price (or method for determining price):** $3.9005
23. **Target offering amount:** $100,000
24. **Oversubscriptions accepted:** [x] Yes ☐ No
25. **If yes, disclose how oversubscriptions will be allocated:** ☐ Pro-rata basis
[x] First-come, first-served basis ☐ Other - provide a description:
26. **Maximum offering amount:** $1,000,000
27. **Deadline to reach the target offering amount:** Dec. 17th 2025
28. **Current number of employees with issuer and co-issuer:** 2

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$87,598	$121,934
Cash & Cash Equivalents:	$29,108	$111,704
Accounts Receivable:	$16,169	$10,230
Short-term Debt:	$372,851	$351,882
Long-term Debt:	0	0
Revenues/Sales:	$96,237	$26,954
Cost of Goods Sold:	$81,343	$3478
Taxes Paid:	$0	$0
Net Income:	($178,384)	($105,962)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:**

All US states and territories.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,496.00	$149.76	$2,346.24
Aggregate Minimum Offering Amount	$100,000.00	$6,000.00	$94,000.00
Aggregate Maximum Offering Amount	$1,000,000.00	$60,000.00	$940,000.00

(1) This excludes fees to company's advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Oct. 3, 2025

Form C

Up to $1,000,000

Wilder Whiskey Inc. ("Wilder Whiskey," the "Company," "we," "us," or "our"), a Tennessee corporation, is offering up to $1,000,000 (the "Maximum Offering Amount") of Series Seed-2 Preferred Stock (the "Securities") to investors ("Investor(s)," "you," or "your") in this offering (the "Offering") pursuant to Regulation Crowdfunding. The Target Offering Amount is $100,000, and the minimum investment amount per investor is $2496.32.

This Offering is exempt from registration pursuant to Section 4(a)(6) ("Reg CF") of the Securities Act of 1933, as amended (the "Securities Act"). This Offering is made on the registered funding portal, Vicinity LLC, available at: https://marketplace.vicinityventures.co/offers/72

A prospective Investor from any participating jurisdiction must purchase the Securities through the Intermediary. Investments may be accepted or rejected by the Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Securities at any time, for any reason.

This form will be provided to the SEC as part of the Company's offering statement on Form C (the "Form C").

The Offering is being made through Vicinity, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission ("SEC") and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company or any of its predecessor company, (i) have not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (ii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITIES HE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S BYLAWS AND SHAREHOLDERS AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	25,637
Maximum amount of securities being offered	256,377(1)
Purchase price per Security	$3.9005
Minimum investment amount per investor	$2,496.32
Use of proceeds	Net proceeds from the issuance of these securities will be used by the Company for production of inventory, sales and marketing initiatives, distribution expansion, working capital, and general corporate purposes. Further details found within in Use of Proceeds section.
Voting Rights	The Securities shall have no voting rights to the greatest extent permitted under applicable law. To the extent non-waivable provisions of applicable law grant voting rights to the Securities, then, and only then, each holder of Securities shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the Securities are convertible.

(1)   Maximum amount of securities offered subject to adjustment for bonus share considerations

As part of this Regulation Crowdfunding Offering, Wilder Whiskey Inc intends to raise up to $1,000,000 through the sale of Series Seed-2 Preferred Stock in the Company. The Target Offering Amount is $100,000 (the "Target Amount"), and the Company, in its sole discretion, may accept aggregate capital contributions below the Maximum Offering Amount.

Preferred Shares are being offered at a purchase price of $3.9005 per share, with a minimum investment amount of $2,496.32. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount. The offering price of $3.9005 per share reflects a pre-money valuation of approximately $4,000,000 for the Company immediately prior to the initial closing of this Offering. The percentage of ownership represented by Preferred Shares purchased in this Offering will vary depending on the total amount raised and does not take into account any additional ownership interest granted to investors who qualify for Bonus Shares as described under "Bonus Share Structure."

Proceeds from the Offering will be used primarily to scale production capacity, expand distribution relationships, invest in sales and marketing initiatives, and fund working capital and general corporate purposes. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Form C.

Bonus Shares

The Company will provide certain membership-based and performance-based bonus allocations to eligible investors at the time of their investment. Bonus allocations are awarded in the form of additional shares of Series Seed-2 Preferred Stock ("Bonus Shares") and do not represent additional capital contributions. Bonus Shares will be rounded up to the nearest whole share.

Membership-Based Bonuses

- **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive a **10% bonus** on the shares issued. Example: if the investment would otherwise result in 1,000 shares, the investor will receive 1,100 total shares for the same initial investment.
- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a **5% bonus** on the shares issued. Example: if the investment would otherwise result in 1,000 shares, the investor will receive 1,050 total shares for the same initial investment.

Investment Size Bonus

- Investors contributing **$100,000 or greater** will receive a **10% bonus** on the shares issued in addition to any other applicable bonuses.

Investment Timing Bonus

- The first 10 investors in the campaign will receive a **10% bonus** on the shares issued.
- The next 10 investors will receive a **5% bonus** on the shares issued.

Combination of Bonuses
Bonuses from different categories (membership-based, size-based, and timing-based) **may be combined**. For example, an active VentureSouth member investing $100,000 during the first two weeks would receive a total bonus of **30%** (10% membership + 10% size + 10% timing). However, investors are limited to one membership-based bonus at a time, and cannot stack VentureSouth and Vicinity Venture Club benefits together.

Terms; Additional Consideration
Bonus Shares are issued on the same class, series, and terms as the securities purchased by the investor. Eligible Investors shall be given the opportunity to purchase the total amount of Bonus Shares each Investor is eligible to purchase, based on the foregoing bonus opportunities, for a total purchase price of $1.00

TERMS

The following summarizes certain key terms of this Offering and the associated class of Securities. A complete description of the Offering terms is provided throughout this Form C and in the Exhibits attached hereto.

Shareholders and Classes of Stock

The Shareholders of the Company will include those purchasing shares of Series Seed-2 Preferred in this Offering under Regulation Crowdfunding, as well as the current holders of Common Stock and Series Seed-1 Preferred Stock (issued upon conversion of outstanding convertible notes).

Series Seed-2 Preferred Stock (Offered Securities). The Series Seed-2 Preferred Shares represent an equity interest in the Company and are subject to the terms and conditions of the Company's Charter, Shareholders Agreement, and Stock Purchase Agreement. Pursuant to the Company's Charter, to the maximum extent permitted by applicable law, the Securities shall be non-voting shares.

Common Stock. The Common Shares represent an equity interest in the Company and are subject to the terms and conditions of the Company's Charter and Shareholders Agreement. Pursuant to the Company's Charter, the Common Shares carry standard voting rights and represent the residual equity of the Company, subject to the rights, preferences, and privileges of the Preferred Shares.

Management and Control. Management and control of the Company are vested in the Board of Directors of Wilder Whiskey Inc., as provided in the Charter and Bylaws. Investors in this Offering will not have direct management authority over the day-to-day operations of the Company.

Distributions. The Series Seed-2 Preferred Stock shall be entitled to preferential payments in the event of liquidation or a sale of the Company, as described in the Charter. Any dividends or other payments to investors will be at the discretion of the Board of Directors and subject to applicable law and corporate governance documents.

Transfer Restrictions.

The transfer of shares in the Company is restricted by the Shareholders Agreement, Series Seed Preferred Share Purchase Agreement, applicable law, and Regulation Crowdfunding restrictions. No Shareholder may sell, assign, pledge, encumber, or otherwise transfer all or any portion of their shares without compliance with these requirements.

Other than certain limited transfers excluded pursuant to Section 2.3.7 of the Company's Shareholders Agreement, all transfers of the Securities shall be subject to a right of first refusal granted to the Company and the Shareholders pursuant to Section 2.3 of the Company's Shareholder Agreement.

Any permitted transfer must satisfy the following conditions:

- The transferee must execute a joinder or subscription agreement and other documents required by the Company, agreeing to be bound by the Shareholders Agreement.
- The transfer must comply with all applicable federal and state securities laws.
- The transfer must not cause the Company to violate federal or state alcoholic beverage licensing laws. Specifically, the Company may not permit ownership by any "Disqualified Person" whose status would risk suspension or revocation of the Company's permits under 27 C.F.R. §§ 1.24(a) and 1.42 or applicable state laws.

THE COMPANY RETAINS A CONTRACTUAL REPURCHASE RIGHT TO BUY BACK SECURITIES, AT A DISCOUNT TO THE FAIR MARKET VALUE OF SUCH SECURITIES, FROM ANY SHAREHOLDER WHO BECOMES A "DISQUALIFIED PERSON" UNDER ALCOHOL LAWS, AS DETAILED IN THE SHAREHOLDERS AGREEMENT. A "DISQUALIFIED PERSON" INCLUDES, BUT IS NOT LIMITED TO, A PERSON WHO HAS BEEN CONVICTED OF A FELONY OR CERTAIN MISDEMEANORS, OWNS ANY INTEREST IN A BUSINESS THAT WOULD VIOLATE "TIED-HOUSE" LAWS (E.G. RESTAURANTS AND BARS), OR ANY OTHER REASON IDENTIFIED BY FEDERAL AND STATE ALOCHOL REGULATORS. INVESTORS ARE ENCOURAGED TO REVIEW THE SHAREHOLDERS AGREEMENT FOR ADDITIONAL DETAILS.

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

Liquidation Preference

In the event of a liquidation, dissolution, winding up of Wilder Whiskey Inc., or a "Deemed Liquidation Event" (such as a merger, consolidation, or sale of substantially all assets), the holders of Series Seed-2 Preferred Shares will receive preferential treatment over the holders of Common Shares.

Each Series Seed-2 Preferred Share is entitled to receive, prior to any distribution to Common Shareholders, an amount per share equal to the greater of:

(i) the Original Issue Price of $3.9005 per share plus any declared but unpaid dividends, or

(ii) the amount that would have been received had the Series Seed-2 Preferred Shares been converted into Common Shares immediately prior to such event.

This amount is referred to as the Preferred Liquidation Amount. If the Company's available assets are insufficient to pay the full Preferred Liquidation Amount to all holders of Preferred Shares, the assets will be distributed among such holders on a pro rata, pari passu basis.

If the Company makes a payment to investors, whether from a liquidation event or any other distribution, a 1% transaction fee will be withheld by Vicinity from the proceeds before they are distributed to facilitate the transaction

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the Stock Purchase Agreement will contribute funds into the designated escrow account for this Offering. Once the Target Amount has been raised and the offering period has ended or the company chooses to conduct an Early Closing, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have conducted a successful closing the respective investors' investment will be confirmed. The intermediary will notify investors when the Target Amount has been met. Rolling closes may be used once the minimum offering amount has been raised prior to the offering ending.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days.
Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The value of the Preferred Stock will depend on the future financial performance of the Company and market conditions. Holders of Preferred Stock are entitled to preferential treatment in the event the Company declares dividends or upon a liquidation or dissolution, if such events occur. The future value of the security is uncertain and may be adversely affected if the Company does not perform as anticipated, and investors may lose some or all of their investment.

Corporate Actions of the Issuer

Because securities are governed by the established securities agreement and the terms of the securities themselves, the issuer cannot unilaterally take subsequent corporate actions to change material terms of the securities. In addition, because the holders of securities' rights are limited to those described in the securities agreement, they will have no ability to influence the policies or any other corporate matter of the issuer, including the election of directors, changes to the issuer's governance documents, additional issuance of securities, the issuer's repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

Investors' ownership of the Company may be diluted if the Company issues additional capital stock, or securities convertible into capital stock. Additional issuances of capital stock could be a part of additional capital raising efforts of the Company, as compensation to employees or service providers, or in connection with business deals or transactions. While the number of shares owned by an Investor may not decrease, the overall percentage of the Company that an Investor owns might. This could result in a reduction in value of an Investor's shares unless the value of the Company also increases. The Company only offers limited anti-dilution protections for the Securities in the event of a limited number of transactions, all as more fully described in the Charter. The Securities will not benefit from general anti-dilution protections on most issuances of additional shares of capital stock.

Investor may suffer economic losses in the event that the Company exercises its repurchase rights, including, without limitation, the right to repurchase Securities at a discount if an Investor becomes a "Disqualified Person" as described in the Shareholders Agreement. This repurchase right is an ongoing right of the Company and can be exercised by the Company at any time after an Investor becomes a "Disqualified Person" even if the Investor is not a "Disqualified Person" on the date that the Investor acquires the Securities. If the Company exercises the repurchase right, the Company has the right to reacquire the Securities for 90% of the current fair market value of the Securities, even if that is less than the amount the Investor paid for the Securities.

Investors may be diluted or suffer economic losses based on terms of a sale of the Company, its assets, or Company transactions with related parties because Investors will have little ability to consent to, or vote on, the Company taking any of the foregoing actions. If the Company's Board of Directors approves a sale of all or substantially all of the Company's assets, the terms of such sale may, among other things, obligate the Company to hold back proceeds from the sale to satisfy claims arising out of the sale, which may deplete the proceeds and reduce the amount of cash that is available for return to the Investors, if any. The Company may also be forced to sell its business or assets at an inopportune time or for a lower price than expected due to economic or operational matters, which may reduce proceeds and the amount of cash that is available for return to the Investors, if any.

Certain Tax Considerations

The issuer intends to treat the Series Seed-2 Preferred Shares as equity for U.S. federal income tax purposes. This determination is based on the issuer's good-faith understanding of applicable tax law but is not binding on the Internal Revenue Service (IRS) and may be subject to review or challenge.
Investors should also be aware that the receipt of Bonus Shares, if applicable, may have U.S. federal, state, local, or non-U.S. tax consequences, which could differ from the tax treatment of purchased securities.

This summary is not intended to constitute, and should not be relied upon as, legal or tax advice to any investor. Prospective investors are strongly encouraged to consult with their own tax advisors regarding the U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of the securities in light of their individual circumstances.

Issuer Declarations

The issuer is not subject to disqualification nor has any disclosable events that would have triggered disqualification.

Neither the issuer nor any predecessor is delinquent in its ongoing reporting requirements under Regulation Crowdfunding.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	% owned
Michael-Henry (Hank) Zapf	75%
William Bigger	25%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Michael-Henry Zapf
Position: Co-Founder, President and CEO
Dates: 02/2021 to Present
Full-time or Part-Time: Part-Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

President and CEO – Wilder Whiskey (2021 – Present)
VP, Lead Business Execution Consultant, Monitoring and Screening Team – Wells Fargo (Oct 2025 – Present)
AVP, Sanctions/Customer Intelligence Unit – Jenius Bank (Jan 2023 – Sept 2025)
KYC Manager – USAA (Jan 2022 – Jan 2023)

Education
- 2012 Winthrop University – Bachelors in Criminology
- 2018 – Clemson University – MBA

Name: Will Bigger
Position: Co-founder / Chief Product Officer
Dates: Since founding in 2021
Full-time or Part-Time: Part-Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Wilder Whiskey title (2021 – Present)
Vice President at Marsh (April 2024 – Present)
Assistant Vice President at Marsh (April 2021 – Present)

Education
- 2017 - North Carolina State University – BS in Business Admin (Marketing concentration)
- 2018 - Clemson University - MBA

Name: Greg Lyons
Position: Board Member and Advisor
Dates: Board Member since LLC conversion (2025) and Advisor since Launch (2021)
Full-time or Part-Time: Part Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)
Founder and Principal Advisor – LGD Ventures (April 2019 – Present)
Director of Operations – Prosolia, Inc. (June 2016 – Dec 2019)

Education
2006 - Rose-Hulman Institute of Technology – BS in Biomedical Engineering
2011 – University of St. Thomas – Supervisory Certificate Program
2012 – Rose-Hulman Institute of Technology – MS in Engineering Management

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name: Michael-Henry Zapf
Position: Co-Founder, President and CEO
Dates: 02/2021 to Present
Full-time or Part-Time: Part-Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

President and CEO – Wilder Whiskey (2021 – Present)
AVP, Sanctions/Customer Intelligence Unit – Jenius Bank (Jan 2023 – Present)
KYC Manager – USAA (Jan 2022 – Jan 2023)

Education

- 2012 Winthrop University – Bachelors in Criminology
- 2018 – Clemson University – MBA

Name: Will Bigger
Position: Co-founder / Chief Product Officer
Dates: Since founding in 2021
Full-time or Part-Time
Part Time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

Wilder Whiskey Co-Founder and Chief Product Officer (2021 – Present)
Vice President at Marsh (April 2024 – Present)
Assistant Vice President at Marsh (April 2021 – Present)

Education
- 2017 - North Carolina State University – BS in Business Admin (Marketing concentration)
- 2018 - Clemson University – MBA

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Shares
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Not applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

Type of security	Convertible Note
Amount of Interest	$350,000 principal
Voting Rights	None before conversion
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Upon a qualified financing or change of control, the Notes automatically convert into equity at a 20% discount to the price paid by new investors, which will dilute holders of securities issued in this offering

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	If the $391,854.79 in outstanding convertible notes (including accrued interest) were converted prior to this Offering at the Company's $4,000,000 pre-money valuation, the noteholders would collectively own approximately 8.9% of the Company. *This will be converted.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Note	NA	$325,000	Company startup and operating capital	2022-07-22	Reg D – 506b

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Jim and Gina Bigger	Immediate family of co-founder	Holder of a convertible promissory note issued by the Company, bearing 7% interest, convertible into equity at a 20% discount upon a qualified financing or change of control	$75,000 principal (plus accrued interest)
David and Connie Zapf	Immediate family of co-founder	Holder of a convertible promissory note issued by the Company, bearing 7% interest, convertible into equity at a 20% discount upon a qualified financing or change of control	$250,000 principal (plus accrued interest)

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$6,000	6.00%	$60,000
Production	34.00%	$34,000	34.00%	$340,000
Marketing	50.00%	$50,000	50.00%	$500,000

Operational	10.00%	$10,000	10.00%	$100,000
Total	**100.00%**	**$100,000**	**100.00%**	**$1,000,000**

Business Plan Description

Wilder Whiskey Inc. was founded in 2021 with the goal of developing a ready-to-drink ("RTD") spirits brand that combines premium whiskey with the convenience and appeal of sparkling seltzers. The Company developed and refined proprietary drink formulations in its launch year, securing Alcohol and Tobacco Tax and Trade Bureau (TTB) approval prior to commercial rollout. The Company officially began operations in early 2022 with an initial direct-to-consumer sales model, quickly expanding into distribution channels.

In 2022, Wilder Whiskey recorded its first year of sales, generating $20,626.53 primarily from online direct-to-consumer channels and a limited launch with a Florida distributor. Building on this foundation, the Company grew significantly in 2023, expanding distribution into four additional states and securing its first major chain authorization with Total Wine in the fourth quarter. Revenues in 2023 totaled $56,540.73. In 2024, the Company deepened its retail presence with additional purchase orders totaling $100K in revenues, driven by pending chain authorizations and expanded distribution commitments..

The Company's business strategy is built on scaling its brand presence through regional and national distribution partnerships while continuing to leverage direct-to-consumer and retail channels. Wilder Whiskey is focused on building brand equity by securing placement in major retail chains, while also engaging consumers through digital marketing and experiential events that highlight the Company's unique positioning as a whiskey-based seltzer brand. Management believes this hybrid approach—balancing chain distribution with direct engagement—creates strong customer acquisition and retention, while fueling repeat purchase growth.

The U.S. RTD market has experienced rapid expansion in recent years, particularly within the spirits-based category. Consumer trends continue to shift toward premium and convenient alcoholic beverages. Management believes Wilder Whiskey is well-positioned to capture a share of this growing segment by combining the authenticity of craft whiskey with the approachability and versatility of sparkling seltzers. Early traction with large retailers, combined with distribution expansion, provides a foundation for broader market penetration.

To date, the Company has raised $325,000 in convertible debt from two investors, with terms structured to convert into equity upon the closing of this offering. The current financing round under Regulation Crowdfunding is intended to raise between $100,000 and $1,000,000. The Company intends to use the proceeds from this offering to finance production, expand sales and distribution, fund working capital, and support ongoing brand-building initiatives. By scaling production and retail availability, Wilder Whiskey seeks to achieve broader consumer adoption and position itself for follow-on financing and long-term growth.

Looking ahead, Wilder Whiskey aims to strengthen its foothold in existing retail and distribution channels while pursuing national expansion opportunities. Management's objective is to position Wilder Whiskey as a category leader in whiskey-based RTDs, leveraging its distinctive brand identity, regulatory compliance framework, and a disciplined growth plan to create long-term shareholder value.

FINANCIAL INFORMATION

Operations

The issuer does have revenues and costs of revenues to date. In 2023, the Company generated $26,954 in revenues with associated costs of revenues of $3,478. In 2024, the Company generated $96,237 in revenues with associated costs of revenues of $81,343.

Expenses of the issuer to date have included Advertising and Marketing (2023: $66,819; 2024: $51,261), General and Administrative (2023: $61,470; 2024: $137,349), and Rent and Lease (2023: $2,542; 2024: $6,766).

Historical performance of the issuer has been characterized by revenue growth, expanding from early direct-to-consumer and small distributor sales to securing major retail authorizations, including placement with Total Wine in late 2023. However, the Company has also reported net operating losses of ($105,962) in 2023 and ($178,384) in 2024, reflecting investments in marketing, overhead, and inventory buildup to support growth. Historic performance is not representative of expected future performance, as the Company anticipates scaling production, expanding distribution, and leveraging marketing efficiencies to pursue positive operating margins.

The reviewed financials display balance sheet activities for the years ended 2023 and 2024, including cash in the account of $111,704 at year-end 2023 and $29,108 at year-end 2024. Other notable balances include Accounts Receivable of $10,230 (2023) and $16,169 (2024), and Inventory of $42,321 as of year-end 2024. Total liabilities were $351,882 at year-end 2023 and $372,851 at year-end 2024, including $325,000 in related-party convertible notes that will convert to equity at a closing of this offering.

Liquidity and Capital Resources
Targeted sources of capital total up to $1,000,000 and are estimated (subject to change) as follows:
Reg CF investment $1,000,000

Offering Updates
Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be

sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/72.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company is a growth-stage business with limited operating history. Wilder Whiskey Inc. is still in its early growth stage and has limited historical financial results upon which prospective investors may rely. The Company has incurred operating losses since inception and expects to continue investing in product development, marketing, and distribution. The likelihood of success must be considered in light of the expenses, complications, and challenges commonly encountered by emerging consumer brands in competitive industries.

The Company is subject to significant competition from established alcoholic beverage brands. The ready-to-drink (RTD) alcoholic beverage market is crowded with well-capitalized competitors, including large multinational liquor companies with established distribution, marketing budgets, and brand recognition. The success of the Company depends on its ability to differentiate its products, secure retail shelf space, and build brand loyalty. Failure to do so may materially and adversely affect sales and growth.

The Company may not be profitable in the foreseeable future. As a development-stage company, Wilder Whiskey does not expect to distribute profits to shareholders in the near term. The Company intends to reinvest earnings into expansion, brand awareness, and operations. Investors should be prepared to bear the economic risk of holding securities without profit distributions for an indefinite period.

The Company must successfully scale production and distribution. To meet projected growth, Wilder Whiskey must significantly expand its production volume and distribution footprint. The Company relies on third-party contract manufacturers and logistics providers. Any production or supply chain delays, particularly with alcohol regulatory approvals or raw material shortages, may negatively impact the ability to fulfill orders and grow revenue.

The Company is highly dependent on regulatory approvals and compliance. The alcohol industry is heavily regulated at federal, state, and local levels. Wilder Whiskey must comply with licensing, labeling, advertising, distribution, and "tied-house" laws that restrict cross-ownership of producers, distributors, and retailers. Failure to comply, or changes in regulation, could lead to fines, suspension, or revocation of licenses, materially harming the business. Additionally, certain investors may be ineligible to own shares due to alcohol compliance rules. The Company retains a contractual Repurchase Right to buy back shares from any investor who becomes a "Disqualified Person" under applicable liquor laws.

Shifts in consumer preferences could adversely affect demand. Consumer interest in RTD products may not continue to grow at current levels, and shifts toward alternative beverages—such as hard seltzers, non-alcoholic options, or cannabis-infused drinks—could reduce demand for Wilder Whiskey's products.

The Company is dependent on the principals and small management team. The Company's success relies heavily on the skills, industry knowledge, and relationships of its co-founders. The loss of one or both founders could significantly disrupt operations, delay execution of the business plan, and negatively impact performance.

The Company may require additional capital. Wilder Whiskey has experienced operating losses of approximately ($105,962) in 2023 and ($178,384) in 2024 and expects to continue to incur losses as it scales. The Company may need to raise additional debt or equity capital in the future beyond this Offering. There can be no assurance that such capital will be available on acceptable terms, if at all. Failure to raise additional capital may limit the Company's ability to expand.

The Company may not be able to adequately protect its intellectual property.
The Company relies on brand names, trade dress, formulas, and trade secrets. While it seeks to safeguard its intellectual property, it cannot guarantee protection against misappropriation or infringement. Unauthorized use of the Company's brand or formulas could dilute its competitive advantage and harm results.

An investment in the Company is speculative and illiquid.
An investment in Wilder Whiskey carries significant risk, including the possibility of a total loss. Investors should not invest unless they can afford to lose their entire investment.

Investors may not have liquidity or the ability to resell shares.
 The Series Seed-2 Preferred Shares offered are not registered under federal or state securities laws and are subject to transfer restrictions under Regulation Crowdfunding and the Shareholders Agreement. Securities purchased in this Offering cannot be sold or transferred for at least one year, except in limited circumstances (e.g., transfer to the Company, accredited investors, family members, or as part of a registered offering). There is no current market for these shares, and one is not expected to develop.

The purchase price of the securities is not tied to book value or earnings.
The $3.9005 per share purchase price for Series Seed-2 Preferred Stock was determined primarily based on the Company's fundraising needs and a $4,000,000 pre-money valuation. This valuation was not established through arms-length negotiation with multiple third-party investors or tied to historical earnings, and may not reflect fair market value.

Convertible notes held by related parties will dilute investors.
The Company has outstanding convertible notes held by related parties. These notes accrue interest and are structured to convert into equity at a discount upon a qualified financing or other triggering event. When conversion occurs, the issuance of additional shares will dilute the ownership percentage of investors in this Offering.

Regulatory restrictions may limit investor eligibility and transferability.
Because Wilder Whiskey operates in the alcoholic beverage industry, ownership is subject to additional restrictions beyond securities laws. Investors who are deemed to be "Disqualified Persons" under alcohol regulations may be prohibited from holding shares, and the Company has the right to repurchase such shares, at a discount, to preserve its licenses. These requirements add risks to both initial eligibility and future transferability of shares.

The Company is not subject to ongoing SEC reporting obligations.
As a Regulation Crowdfunding issuer, Wilder Whiskey is only required to file annual reports on Form C-AR and may terminate those obligations under certain conditions. Investors will not receive the same level of regular reporting and disclosures as they would with a public company.

The Company's management and officers are entitled to indemnification.
The Company's Bylaws and Shareholders Agreement provide for indemnification of directors and officers to the maximum extent permitted by law. This may limit the ability of investors to hold management personally accountable for actions or decisions that adversely impact the Company.

Exhibits

A) Wilder Whiskey Inc. Company Bylaws
B) Wilder Whiskey Inc. Charter
C) Stock Purchase Agreement
D) Shareholders Agreement
E) Testing the Waters Page
F) Willder Whiskey Reviewed Financials

Exhibits

A) Wilder Whiskey Inc. Company Bylaws
B) Wilder Whiskey Inc. Charter
C) Stock Purchase Agreement
D) Shareholders Agreement
E) Testing the Waters Page
F) Willder Whiskey Reviewed Financials

A) Wilder Whiskey Inc. Company Bylaws

BYLAWS

OF

WILDER WHISKEY, INC.,
a Tennessee corporation

TABLE OF CONTENTS

ARTICLE I
CORPORATE OFFICES

In addition to the registered office and principle office set forth in the Charter of Wilder Whiskey, Inc., a Tennessee corporation (the "Corporation"), the Board of Directors of the Corporation (the "Board") may at any time establish other offices at any place or places where the Corporation is qualified to do business.

ARTICLE II
MEETINGS OF SHAREHOLDERS

2.1 Place of Meetings

Meetings of shareholders shall be held at any place, within or outside the State of Tennessee, as designated by the Board. In the absence of any such designation, shareholders' meetings shall be held at the principal office of the Corporation as provided in Article I. The Board, in its sole discretion, may authorize the use of any means of remote communication for any annual or special meetings of the shareholders pursuant to Chapter 17, Section 109 of the Tennessee Business Corporation Act, as amended from time to time. Subject to any guidelines and procedures established by the Board, in its reasonable discretion, and further subject to the conditions prescribed in Chapter 17, Section 109 of the Tennessee Business Corporation Act, shareholders participating in an annual or special meeting by means of remote communication shall be considered present in person at such meeting.

2.2 Annual Meeting

Unless directors are elected by written consent in lieu of holding an annual meeting of the shareholders as permitted by Chapter 17, Sections 101(a) and 104 of the Tennessee Business Corporation Act, the Corporation shall hold an annual meeting of shareholders on such date, time, and place, either within or without the State of Tennessee, as may be designated by vote or resolution of the Board each year. At such meeting, directors shall be elected and any other proper business may be transacted.

2.3 Special Meeting

A special meeting of the shareholders may be called at any time by the Board, the Chairperson of the Board, the Chief Executive Officer, the President or by one or more shareholders holding shares in the aggregate entitled to cast not less than twenty-five percent (25%) of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board, the Chairperson of the Board, the Chief Executive Officer, or the President, the request shall be in writing, dated, signed by all shareholders requesting a special meeting, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or email to the Chairperson of the Board, the Chief Executive Officer, the President, or the Secretary of the Corporation. No business may be transacted at such special meeting other than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the shareholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this ARTICLE II, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than ten (10) nor more than two (2) months before the meeting date. If the notice is not given within twenty (20) days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be construed as limiting, fixing, or affecting the time when a meeting of shareholders called by action of the Board may be held.

2.4 Notice of Shareholders' Meetings

All notices of meetings of the shareholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than two (2) months before the date of the meeting to each shareholder entitled to vote at such meeting. The notice shall specify the place (if any), means of remote communication (if any), date, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5 Manner of Giving Notice; Affidavit of Notice

The Corporation shall deliver or mail written notice of any shareholders' meeting to each shareholder of record entitled to vote at the meeting, at such address (whether physical address or email address) as appears in the records of the Corporation. Written notice of any meeting of shareholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the shareholder at such shareholder's address as it appears on the records of the Corporation. Without limiting the manner by which written notice otherwise may be given effectively to shareholders, any notice to shareholders may be given by electronic mail or other electronic transmission. An affidavit of the secretary or an assistant secretary or of the transfer agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6 Quorum

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the Charter. If, however, such quorum is not present or represented at any meeting of the shareholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date, or time. Any or all shareholders may participate in any annual or special shareholders' meeting by, or through the use of, any means of remote communication by which all shareholders participating may simultaneously hear each other during the meeting as determined by the Board pursuant to Section 2.1 of these bylaws.

2.7 Adjourned Meeting; Notice

When a meeting is adjourned to another place (if any), date, or time, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications (if any) by which shareholders and proxyholders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than four (4) months, the Board must fix a new record date for the adjourned meeting, or if after the adjournment a new record date is otherwise fixed for the adjourned meeting, then notice of the place (if any), date, and time of the adjourned meeting and the means of remote communications (if any) by which shareholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

2.8 Organization; Conduct of Business

Such person as the Board may designate or, in the absence of such a person, the Chief Executive Officer, or in his or her absence, the President or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy,

shall call to order any meeting of the shareholders and act as chairperson of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairperson of the meeting appoints.

The chairperson of any meeting of shareholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the shareholders will vote at the meeting shall be announced at the meeting.

2.9 Voting

The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 2.12 of these bylaws, subject to the provisions of Chapter 17, Sections 301 and 302 of the Tennessee Business Corporation Act(relating to voting trusts and other voting agreements).

Except as may be otherwise provided in the Charter, each shareholder shall be entitled to one vote for each share of capital stock held by such shareholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

2.10 Waiver of Notice

A shareholder may waive notice of any meeting, before or after the date and time of the meeting as stated in the notice, by delivering a signed waiver of notice to the Corporation for inclusion in the minutes. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the Charter or these bylaws.

2.11 Shareholder Action by Written Consent Without a Meeting

Unless otherwise provided in the Charter, any action required to be taken at any annual or special meeting of shareholders of the Corporation, or any action that may be taken at any annual or special meeting of such shareholders, may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, is (a) signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, unless a greater number is required by applicable law, and (b) delivered to the Corporation for inclusion in the minute books.

Every written consent shall bear the date of signature of each shareholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in this Section. A written consent executed by e-mail or other electronic transmission consenting to an action to be taken and transmitted by a shareholder or proxyholder, or by a person or persons authorized to act for a shareholder or proxyholder, shall be deemed to be written, signed, and dated for purposes of this Section to the extent permitted by law including, without implied limitation, Chapter

17, Section 104(h) of the Tennessee Business Corporation Act. Any such consent so delivered shall be included in the minute books of the Corporation.

Any copy, facsimile, or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile, or other reproduction shall be a complete reproduction of the entire original writing.

If nonwaivable provisions of the Tennessee Business Corporation Act require notice to be given to the nonvoting shareholders of any action proposed to be taken by the voting shareholders and such action is to be taken by written consent of the voting shareholders, then at least ten (10) days before the action is taken the Corporation shall provide notice to such nonvoting shareholders pursuant to Chapter 17, Section 104(e) of the Tennessee Business Corporation Act. If action is taken by less than the unanimous written consent of the voting shareholders, then within ten (10) days after sufficient written consents have been signed by the requisite voting shareholder to take such action, the Corporation shall provide notice to such voting shareholders who did not consent to such action pursuant to Chapter 17, Section 104(f) of the Tennessee Business Corporation Act.

2.12 Record Date for Shareholder Notice; Voting; Giving Consents

In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which may be a future date, that shall not be more than seventy (70) days before the date of such meeting or action.

If the Board does not so fix a record date:

(a)   The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held.

(b)   The record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is delivered to the Corporation.

(c)   The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, if such adjournment is for four (4) months or less; except that the Board may fix a new record date for the adjourned meeting.

2.13 Proxies

Each shareholder entitled to vote at a meeting of shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such shareholder by an instrument in writing or by an electronic transmission permitted by Chapter 17, Section 203(b) of the Tennessee Business Corporation Act and filed with the Secretary of the Corporation.

A proxy shall be deemed signed if the shareholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission, or otherwise) by the shareholder or the shareholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Chapter 17, Section 203(f) of the Tennessee Business Corporation Act. A proxy appointment is valid for eleven (11) months unless otherwise expressly stated in the appointment form.

2.14   Voting Lists

After a record date for a shareholders' meeting has been fixed, the Secretary shall prepare an alphabetical list of all shareholders entitled to notice of the meeting, arranged by voting group and within each voting group by class of shares, and showing the address and number of shares held by each shareholder. The list shall be kept on file at the principal office of the Corporation or at a place identified in the meeting notice in the city where the meeting will be held. The list shall be available for inspection and copying by any shareholder entitled to vote at the meeting, or by the shareholder's agent or attorney authorized in writing, at any time during regular business hours, beginning two (2) business days after the date that notice of the meeting is given through the conclusion of the meeting. The list shall also be made available to any shareholder, or to the shareholder's agent or attorney authorized in writing, at the meeting and any adjournment thereof. Failure to prepare or make available a voting list with respect to any shareholder's meeting shall not affect the validity of any action taken at such meeting.

If any shareholders are participating in the meeting by means of remote communication, the list must be open to examination by the shareholders for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list must be provided to shareholders with the notice of the meeting.

2.15   Recognition of Shareholders

The Corporation is entitled to recognize a person registered on its books as the exclusive owner of shares of the Corporation as having the exclusive right to receive dividends and to vote those shares, notwithstanding any other person's equitable or other claim to, or interest in, those shares.


ARTICLE III
DIRECTORS


3.1   Powers

Subject to the provisions of the Tennessee Business Corporation Act and any limitations in the Charter or these bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed, and all corporate powers shall be exercised, by or under the direction of the Board.

3.2   Number of Directors

The Board shall initially be comprised of three directors. Subject to any provision in the Charter fixing the number of directors, the number of members of the Board may be fixed from time to time, by an action of a majority of the then-serving members of the Board taken pursuant to this Article III. Notwithstanding the foregoing, no decrease in the number of directors serving on the Board shall serve to shorten or eliminate the term of any director then currently serving as a member of the Board.

3.3   **Election, Qualification and Term of Office of Directors**

Subject to the Charter, and the terms of any written agreement by and between the shareholders of the Corporation and the Corporation, the directors shall be elected pursuant to the terms of this Section 3.3. Unless directors are elected by written consent of the shareholders in lieu of an annual meeting pursuant to Chapter 17, Sections 101(a) and 104 of the Tennessee Business Corporation Act and Section 2.2 of these bylaws, and except as provided in Section 3.4 of these bylaws or as otherwise provided in the Charter, directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting. Directors need not be shareholders unless so required by the Charter or these bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. Unless otherwise specified in the Charter, elections of directors need not be by written ballot and no shareholder shall be entitled to cumulative voting in the election of directors.

3.4   **Resignation and Vacancies**

Any director may resign at any time upon written notice to the attention of the Secretary of the Corporation. Subject to the terms of any written agreement between the shareholders of the Corporation and the Corporation, when one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section in the filling of other vacancies.

Unless otherwise provided in the Charter, a written agreement between the shareholders of the Corporation and the Corporation, or these bylaws:

(a)   Newly created directorships resulting from any increase in the authorized number of directors elected by all of the shareholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, unless a majority of the shareholders elect such director.

(b)   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Charter, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, or if no such director is in office, by a majority of all directors then in office, although less than a quorum, or by a sole remaining director, unless the holders of such class or classes of stock elect such director or directors.

If at any time, by reason of death or resignation or other cause, the Corporation should have no directors in office, then any officer or any shareholder or an executor, administrator, trustee or guardian of a shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders in accordance with the provisions of the Charter or these bylaws for the election of directors as provided in the Charter and these bylaws.

3.5   **Place of Meetings; Meetings by Telephone**

The Board may hold meetings, both regular and special, either within or outside the State of Tennessee. The Board may permit any or all directors to participate in any annual, regular, or special meeting by any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director so participating is deemed to be present in person at the meeting.

3.6 Regular and Annual Meetings

Unless otherwise agreed by a majority of the directors, the annual meeting of the Board shall be held immediately following the annual meeting of the shareholders, if any, at the place where such meeting was held, for the purpose of electing officers and considering any other business that may be brought before the meeting, or, in the absence of an annual meeting of the shareholders, then on such date and time as determined by the Board; additional notice is not necessary before the annual meeting of the Board. Regular meetings of the Board shall be held on the dates and times and with the frequency as may be determined by the Board and may be held without notice at such time and at such place as shall from time to time be determined by the Board.

3.7 Special Meetings; Notice

Special meetings of the Board may be called for any purpose or purposes and at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary, any two directors, or by one director if there is only one director.

Notice of the date, time, and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail or electronic transmission addressed to each director at that director's address as it is shown on the records of the Corporation. If the notice is mailed, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. If the notice is delivered by electronic transmission, it shall be delivered at least forty-eight (48) hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 Quorum

At all meetings of the Board, a majority of the total number of directors then-in-office shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by statute or by the Charter. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9 Waiver of Notice

Notice of a special meeting may be waived in writing before or after the time of the meeting. The waiver must be signed by the director entitled to the notice and filed with the minutes of the meeting. Attendance at or participation in a meeting shall constitute a waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the Charter or these bylaws.

3.10 Board Action by Written Consent Without a Meeting

Unless otherwise restricted by the Charter or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission describing the action to be taken, signed by each director, and included with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Action of the Board taken by written consent shall be effective when the last director signs the consent unless the consent specifies a different effective date.

Any copy, facsimile, or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11 Fees and Compensation of Directors

Unless otherwise restricted by the Charter or these bylaws, the Board shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

3.12 Removal of Directors

Unless otherwise restricted by statute, by the Charter, by a written agreement between the shareholders of the Corporation and the Corporation, or by these bylaws, any director or the entire Board may be removed with or without cause, by, and only by, an affirmative vote or pursuant to the written consent of the person or group entitled to designate such director pursuant to the Charter, these bylaws, or such written agreement between the shareholders of the Corporation and the Corporation, or, in the absence of any such provisions, by the shareholders entitled to vote in an election of the directors holding at least a majority of the shares entitled to vote thereat.

ARTICLE IV
COMMITTEES

4.1 Committees of Directors

The Board may designate one or more committees, each committee to consist of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board creating or authorizing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to the following matters: (a) approving or adopting, or recommending to the shareholders, any action or matter expressly required by the Tennessee Business Corporation Act or the Charter to be submitted to shareholders for approval; (b) adopting, amending, or repealing any bylaw of the Corporation; (c) authorizing distributions to shareholders; (d) filling vacancies on the Board; (e) approving

a plan of merger not requiring shareholder approval; or (f) authorizing or approving the issuance or sale or a contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except the Board may authorize a committee to so act within limits prescribed by the Board.

4.2   Committee Minutes

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3   Meetings and Action of Committees

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board and its members; except that the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

ARTICLE V
OFFICERS

5.1   Officers and Compensation

The Corporation shall have such officers as are deemed appropriate by the Board, which may (but need not) consist of a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, one or more Vice Presidents, a Secretary, and a Treasurer. The same individual may simultaneously hold more than one office. Each officer shall receive such compensation for service in office as may be fixed by the Board.

5.2   Appointment of Officers

The officers of the Corporation shall be appointed by the Board by vote at an annual or special meeting of the Board or by written resolutions of the Board pursuant to these bylaws and shall serve until such officer's successor is elected and qualified or until such officer's earlier death, resignation, or removal.

5.3   Removal and Resignation of Officers

Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board. Any such removal of an officer shall be without prejudice to such officer's contract rights, if any, but the election or appointment of any officer shall not in and of itself create or imply any contract rights in favor of such officer.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights (if any) of the Corporation under any contract to which the officer is a party.

5.4   Vacancies in Offices

Any vacancy occurring in any office of the corporation shall be filled by the Board. Any officer elected to fill a vacancy holds office until the next annual meeting of the Board and until a successor is duly elected and qualified.

5.5   Chief Executive Officer

The Chief Executive Officer, shall be responsible for supervising and overseeing the affairs and business of the Corporation, subject to the general control of the Board. The Chief Executive Officer shall see that all orders and resolutions of the Board are carried into effect (unless any such order or resolution shall provide otherwise), and in general shall perform all duties incident to the office of Chief Executive Officer and shall perform such other duties and exercise such other powers as may from time to time be prescribed by the Board.

The person serving as Chief Executive Officer shall also be the acting President of the Corporation whenever no other person is then serving in such capacity.

5.6   President

The President shall be responsible for the day-to-day operations of the Corporation, subject to the general control of the Board and Chief Executive Officer, if such power of supervision has been so delegated. The President shall perform all duties incident to the office of President and shall perform such other duties and exercise such other powers as may from time to time be prescribed by the Board.

The person serving as President shall also be the acting Chief Executive Officer, Secretary or Treasurer of the Corporation, as applicable, whenever no other person is then serving in such capacity.

5.7   Vice Presidents

Each Vice President, if any, shall have such powers and perform such duties as the Board may determine or as may be assigned to him or her by the President or the Chief Executive Officer. In the absence of the President or in the event of his or her death, or inability or refusal to act, the Vice President (or in the event there be more than one (1) Vice President, the Vice Presidents in the order designated at the time of their election, or, in the absence of any designation, then in the order of their election) shall perform the duties of the President and when so acting, shall have all the powers and be subject to all the restrictions upon the President.

5.8   Secretary

The Secretary shall: (a) keep the minutes of the meetings of the shareholders, the Board and all other committees, if any, of which a secretary shall not have been appointed, in one (1) or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws and as required by law; (c) be custodian of the corporate records; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) have general charge of stock transfer books of the Corporation; and (f) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, President or by the Board.

5.9 **Treasurer**

The Treasurer, if any, shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever; (c) deposit all such moneys in the name of the Corporation in such banks, trust companies, or other depositories as shall be selected by resolution of the Board; and (d) in general perform all duties incident to the office of treasurer and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, President, or by the Board. The Treasurer shall, if required by the Board of Directors, give a bond for the faithful discharge of the Treasurer's duties in such sum and with such surety or sureties as the Board shall determine.

5.10 **Representation of Shares of Other Corporations**

The Chairperson of the Board, the Chief Executive Officer, the President, or any other person authorized by the Board or the Chief Executive Officer or the President or a Vice President, is authorized to vote, represent, and exercise on behalf of this Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.11 **Authority and Duties of Officers**

In addition to the foregoing authority and duties, all officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be designated from time to time by the Board.

ARTICLE VI
RECORDS AND REPORTS

6.1 **Maintenance and Inspection of Records**

The Corporation shall keep, as permanent records, minutes of all meetings of the shareholders, the Board, and all committees of the Board, and a record of all actions taken without a meeting by the shareholders, the Board, and all committees of the Board. The Corporation or its agent shall maintain a record of the shareholders in a form that permits preparation of a list of the names and addresses of all shareholders, in alphabetical order showing the number of shares held by each. The Corporation shall maintain its records in written form or in a form capable of conversion into written form within a reasonable time. The Corporation shall keep a copy of the following records at its principal office: (a) the Charter then currently in effect, including all amendments; (b) the bylaws then currently in effect, including all amendments; (c) all resolutions adopted by the Board with respect to one or more classes or series of shares and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding; (d) minutes of all shareholders' meetings, and records of all actions taken by shareholders without a meeting, for the past three (3) years; (e) all written communications to shareholders generally during the past three (3) years, including annual financial statements furnished upon request of the shareholders; (f) a list of the names and business addresses of the current directors and officers; and (g) the most recent annual report filed with the Tennessee Secretary of State.

Any shareholder of record, in person or by attorney or other agent, is entitled to inspect and copy, during regular business hours at a reasonable location specified by the Corporation, the minutes of any meetings of the Board or shareholders or actions taking by written consent in lieu thereof, accounting records of the Corporation, and the record of shareholders if, and only if, the demand is made in writing, in good faith and for a proper purpose, describes with reasonable particularity the shareholder's purpose and the records the shareholder desires to inspect, and the records are directly connected with the shareholder's purpose. A proper purpose shall mean a purpose reasonably related to such person's interest as a shareholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the shareholder. The demand under oath shall be directed to the Corporation at its registered office in the State of Tennessee or at its principal place of business.

6.2 Inspection by Directors

Any director shall have the right to examine the Corporation's stock ledger, a list of its shareholders, and its other books and records for a purpose reasonably related to his or her position as a director.

ARTICLE VII
GENERAL MATTERS

7.1 Checks

The Chief Executive Officer or the Treasurer of the Corporation shall have the right to sign or endorse all checks, drafts, other orders for payment of money, notes, or other evidences of indebtedness that are issued in the name of or payable to the Corporation unless such authorization is rescinded by the Board. From time to time, the Board may determine by resolution which other person or persons may sign or endorse such instruments.

7.2 Execution of Corporate Contracts and Instruments

Unless otherwise authorized or directed by the Board, all written contracts and other documents entered into by the Corporation shall be executed in the name and on behalf of the Corporation by the Chief Executive Officer, President, or a Vice President, and, if required, attested by the Secretary unless such authorization is rescinded by the Board. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

7.3 Stock Certificates and Notices; Uncertificated Stock

The shares of capital stock of the Corporation may be certificated or uncertificated, as provided under Tennessee law, and shall be entered in the books of the Corporation and recorded as they are issued. In the event certificated shares are issued, such shares shall bear the signature of at least two (2) officers of the Corporation, unless at such time, the Corporation shall only have one (1) officer, in which case, such certificate shall be signed by the sole officer of the Corporation. Any or all of the signatures on any certificate may be a facsimile or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Within a reasonable time after the issuance or transfer of uncertificated stock and pursuant to Chapter 17, Section 207 of the Tennessee Business Corporation Act, the Corporation shall send to the record owner thereof a written notice that shall set forth the name of the Corporation, that the Corporation is organized under the laws of the State of Tennessee, the name of the shareholder, the number and class (and the designation of the series, if any) of the shares, any restrictions on the transfer or registration of such shares of stock imposed by the Corporation's Charter, these bylaws, any agreement among shareholders or any agreement between shareholders and the Corporation, and any other information that would otherwise be required to be included on a share certificate pursuant to Chapter 17, Section 206(b) of the Tennessee Business Corporation Act.

7.4 Lost Certificates

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or notice of uncertificated stock in the place of any certificate previously issued by it, alleged to have been lost, stolen, or destroyed, and the Corporation may require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Tennessee Business Corporation Act shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both an entity and a natural person. Section headers have been inserted for the convenience of the reader only and shall not be used to construe or interpret these bylaws.

7.6 Dividends

The directors of the Corporation, subject to any restrictions contained in (a) the Tennessee Business Corporation Act or (b) the Charter, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock.

The directors of the Corporation may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include, but not be limited to, equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.7 Fiscal Year

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board. Initially, the fiscal year of the Corporation shall be the calendar year (January 1 to December 31).

7.8 Transfer of Stock

Upon receipt by the Corporation or the transfer agent of the Corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation, or authority to transfer, it shall be the duty of the Corporation to issue a new certificate or, in the case of uncertificated securities, a notice of issuance of shares, to the person entitled thereto, cancel the old certificate (if any), and record the transaction in its books.

7.9 Stock Transfer Agreements

The Corporation shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such shareholders in any manner not prohibited by the Tennessee Business Corporation Act.

7.10 Facsimile or Electronic Signature

In addition to the provisions for use of facsimile or electronic signatures elsewhere specifically authorized in these bylaws, facsimile or electronic signatures of any shareholder, director, or officer of the Corporation may be used whenever and as authorized by the Board or a committee thereof or as authorized pursuant to applicable law.


ARTICLE VIII
AMENDMENTS


Except as otherwise provided in the Charter or pursuant to the Act, these bylaws may be amended or repealed only by the Board. The affirmative vote of a majority of all the directors is necessary to amend or repeal these bylaws.


****


The undersigned hereby certifies that the undersigned is the duly elected and qualified Secretary of Wilder Whiskey, Inc., a Tennessee corporation, and that the foregoing bylaws were adopted as the bylaws of the Corporation effective as of _____.

Executed on _____

_____
William Dolby Bigger, Secretary

B) Wilder Whiskey Inc. Charter

CHARTER
OF
WILDER WHISKEY INC.,
A FOR-PROFIT CORPORATION

The undersigned, in order to form a for profit corporation for the purposes hereinafter stated, under and pursuant to the provisions of the Tennessee Business Corporation Act (the "Act"), does hereby certify as follows:

ARTICLE I

The name of the corporation hereby incorporated is Wilder Whiskey Inc. (the "Corporation").

ARTICLE II

A.   REGISTERED AGENT AND OFFICE. The address of the registered office of the Corporation in the State of Tennessee is 1600 West End Ave Ste 1400, Nashville, Tennessee 37203, Davidson County. The name of its registered agent at such address is William T Cheek III.

B.   PRINCIPAL OFFICE. The initial principal office of the Corporation in the State of Tennessee is 326 Chestnut Ridge Rd., Kingston, Tennessee 37763, Roane County.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Act. The Corporation is for profit.

ARTICLE IV

The mailing address of the incorporator shall be 5255 Winthrop Avenue, Suite 4, Indianapolis, Indiana 46220. The name of the incorporator at such address is Wormser Casey LLC.

ARTICLE V

The total number of shares that the Corporation shall have authority to issue is 1,932,028 authorized shares consisting of (a) 1,466,014 Common Shares, par value $0.00001 per share ("Common Shares"), and (b) 466,014 Preferred Shares, par value $0.00001 per share ("Preferred Shares").

ARTICLE VI

The following is a statement of the designations and the powers, privileges, and rights, and the qualifications, limitations, or restrictions thereof in respect of each class of shares.

A.   COMMON SHARES

1.   General. The dividend and liquidation rights of the holders of the Common Shares are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Shares set forth herein.

2.   <u>Voting</u>. The holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B.   PREFERRED SHARES

Of such 466,014 authorized and unissued Preferred Shares of the Corporation, (a) 127,595 shares are hereby designated "<u>Series Seed-1 Preferred Shares</u>", and (b) 338,419 shares are hereby designated "<u>Series Seed-2 Preferred Shares</u>", each with the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations. The Series Seed-1 Preferred Shares and Series Seed-2 Preferred Shares are hereinafter sometimes collectively referred to as the "<u>Preferred Shares</u>" and shall have the rights, preferences, powers, privileges, restrictions, qualifications, and limitations as set forth in this <u>Part B</u>. Except with respect to the Original Issue Price (as defined below), the Conversion Price (as defined below), and the Intermediary Payment (as defined below), the Series Seed-1 Preferred Shares and Series Seed-2 Preferred Shares shall be equal and identical to each other in all respects. Except as otherwise indicated, references to "Sections" in this <u>Article VI</u>, <u>Part B</u> shall be deemed to refer to such specific section in this <u>Article VI</u>, <u>Part B</u>.

1.   <u>Dividends</u>.

The Corporation shall not declare, pay, or set aside any dividends on shares of any other class or series of shares of the Corporation (other than dividends on Common Shares payable in Common Shares) unless the holders of the Preferred Shares then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding Preferred Share in an amount at least equal to (a) in the case of a dividend on Common Shares, the product of (i) the dividend declared, paid, or set aside on such Common Shares and (ii) the number of Common Shares issuable upon conversion of a Preferred Share; (b) in the case of a dividend on a class or series of shares that is convertible into Common Shares, the product of (i) the dividend declared, paid, or set aside per share of such class or series of shares and (ii) the number of Common Shares issuable upon conversion of a share of such Preferred Shares, <u>divided</u> by the number of Common Shares issuable upon conversion of a share of such class or series of shares; or (c) in the case of a dividend on any class or series that is not convertible into Common Shares, the product of (i) the amount of the dividend payable on each share of such class or series of shares <u>divided</u> by the original issuance price of such class or series of shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to such class or series) and (ii) the applicable Original Issue Price (as defined below); <u>provided</u> that, if the Corporation declares, pays, or sets aside, on the same date, a dividend on shares of more than one class or series of shares of the Corporation, the dividend payable to the holders of Preferred Shares pursuant to this <u>Section 0</u> shall be calculated based upon the dividend on the class or series of shares that would result in the highest Preferred Shares dividend for the applicable series of Preferred Shares; <u>provided</u>, <u>further</u>, that all dividends paid to holders of Series Seed-2 Preferred Shares shall be subject to the Intermediary Payment (as defined below). The "<u>Original Issue Price</u>" shall mean, as applicable, (1) $3.1204 per share with respect to the Series Seed-1 Preferred Shares, and (2) $3.9005 per share with respect to the Series Seed-2 Preferred Shares, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the applicable series of Preferred Shares. The "<u>Intermediary Transaction Fee</u>" shall mean, the amount equal to one percent (1%) of all cash or distributions otherwise payable by the Corporation to holders of Series Seed-2 Preferred Shares based on their ownership thereof, whether arising out of dividends or distributions pursuant to this Charter. The Corporation shall withhold from dividends or distributions to holders of Series Seed-2 Preferred Shares and pay such Intermediary Transaction Fee to Vicinity, LLC (the "<u>Intermediary</u>" and collectively, the "<u>Intermediary Payment</u>"). Notwithstanding the foregoing or anything to the contrary contained herein, the Intermediary Payment shall be deemed to have been paid by the Corporation to the holders of Series Seed-2 Preferred Shares, and the Corporation shall have no liability to such holder with respect to such Intermediary Payment.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of Preferred Shares</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event (as defined below), the holders of Preferred Shares then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Preferred Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Shares by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price applicable to such share, plus any dividends declared but unpaid thereon; or (ii) such amount per share as would have been payable had all Preferred Shares converted into Common Shares pursuant to Section 4 immediately prior to such voluntary or involuntary liquidation, dissolution, winding up, or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "<u>Preferred Liquidation Amount</u>"); <u>provided</u>, that the Preferred Liquidation Amount applicable to holders of Series Seed-2 Preferred Shares shall be subject to the Intermediary Payment. If upon any such liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of Preferred Shares the full amount to which they shall be entitled under this Section 2.1, the holders of Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, <u>except</u>, that all such distributions to holders of Series Seed-2 Preferred Shares shall be subject to the Intermediary Payment.

2.2 <u>Distribution of Remaining Assets</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or Deemed Liquidation Event, after the payment of the Preferred Liquidation Amount required to be paid to the holders of Preferred Shares, the remaining assets of the Corporation available for distribution to its shareholders, or in the case of a Deemed Liquidation Event, the consideration not payable to the holders of Preferred Shares pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of the Common Shares, pro rata based on the number of Common Shares held by each such holder.

2.3 <u>Deemed Liquidation Events</u>.

2.3.1 <u>Definition</u>. Each of the following events shall be considered a "<u>Deemed Liquidation Event</u>" unless the holders of at least a majority of the outstanding Preferred Shares, voting together as a single class and on an as-converted basis (the "<u>Requisite Preferred Holders</u>"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which either (i) the Corporation is a constituent party, or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues its shares pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance, except, in either case, any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the Corporation shares outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance at least a majority, by voting power, of the shares of (1) the surviving or resulting corporation or entity or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b)   (i) the sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license, or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance, or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the shareholders of the Corporation shall be allocated among the holders of shares of the Corporation in accordance with Sections 2.1 and 2.2 or such requirement is otherwise waived by the Requisite Preferred Holders.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of shares upon any such merger, consolidation, sale, transfer, exclusive license, other disposition, or redemption shall be the cash or the value of the property, rights, or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights, or securities shall be determined in good faith by the Board.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the shareholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), then unless the Requisite Preferred Holders waive such treatment, the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of shares in accordance with Sections2.1 and2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the shareholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of shares in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting. To the maximum extent permitted by the Act, the Preferred Shares shall be non-voting Shares. To the extent that non-waivable provisions of the Act require certain matters to be submitted to the holders of the Preferred Shares for their action or consideration at any meeting of the shareholders (or by written consent of the shareholders in lieu of a meeting), then, and only then, each holder of outstanding Preferred Shares shall be entitled to cast the number of votes equal to the number of whole Common Shares into which the Preferred Shares held by such holder are convertible as of the record date

for determining shareholders entitled to vote on such matter, and except as provided by law, holders of Preferred Shares shall vote together as a single class.

4. Optional Conversion.

The holders of the Preferred Shares shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of a series of Preferred Shares shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable Common Shares as is determined by dividing the applicable Original Issue Price applicable to such share by the applicable Conversion Price (as defined below) in effect at the time of conversion. "Conversion Price" shall mean, with respect to the (a) Series Seed-1 Preferred Shares an amount initially equal to $3.1204 per Series Seed-1 Preferred Share, and (b) Series Seed-2 Preferred Shares an amount initially equal to $3.9005 per Series Seed-2 Preferred Share. Each applicable initial Conversion Price, and the rate at which Preferred Shares may be converted into Common Shares, shall be subject to adjustment as provided below. For the avoidance of any doubt, any reference in this Charter to "Conversion Price" shall be deemed to be a reference to each specific Conversion Price applicable to each series of Preferred Shares, as the case may be.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Shares; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Shares pursuant to such liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional Common Shares shall be issued upon conversion of the Preferred Shares. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of Common Shares issuable upon conversion of the Preferred Shares shall be rounded down to the nearest whole share and the Corporation shall pay cash equal to any excess fractional share multiplied by the fair market value of a Common Share as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of Preferred Shares the holder is at the time converting into Common Shares and the aggregate number of Common Shares issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for the Preferred Shares to be voluntarily converted into Common Shares, a holder of Preferred Shares shall surrender the certificate or certificates for such Preferred Shares (or, if such registered holder alleges that such certificate has been lost, stolen, or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Shares (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all Preferred Shares represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for Common Shares to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the Common Shares issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Shares, or to such holder's nominees, a certificate or certificates for the number of full Common Shares issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Preferred Shares represented by the surrendered certificate that were not converted into Common Shares, (b) pay in cash such amount as provided in Section 4.2 in lieu of any fractional Common Shares otherwise issuable upon such conversion, and (c) pay all declared but unpaid dividends on the Preferred Shares converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Shares shall be outstanding, reserve and keep available out of its authorized but unissued shares, for the purpose of effecting the conversion of the Preferred Shares, such number of its duly authorized Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Preferred Shares, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to this Charter. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the Common Shares issuable upon conversion of any Preferred Shares, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable Common Shares at such applicable adjusted Conversion Price.

4.3.3   Effect of Conversion. All Preferred Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Common Shares in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2, and to receive payment of any dividends declared but unpaid thereon. Any Preferred Shares so converted shall be retired and cancelled and may not be reissued as shares of such series. Notwithstanding anything contained herein to the contrary, to the extent that any Series Seed-2 Preferred Shares convert into Common Shares as provided herein, such Common Shares, but only such Common Shares shall remain subject to the Intermediary Payment.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Shares surrendered for conversion or on the Common Shares delivered upon conversion.

4.3.5   Taxes. The Corporation shall pay any and all franchise taxes that may be payable in respect of any issuance or delivery of Common Shares upon conversion of Preferred Shares pursuant to this Section **Error! Reference source not found.**.4. The Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Shares in a name other than that in which the Preferred Shares so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   No Adjustment of Conversion Price. No adjustment in the Conversion price applicable to a series of Preferred Shares shall be if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of such series of Preferred Shares agreeing that no such adjustment shall be made.

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of Series Seed-2 Preferred Shares was issued (the "Original Issue Date") effect a subdivision of the outstanding Common Shares, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of Common Shares issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of Common Shares outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding Common Shares, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of Common Shares issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of Common Shares outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution payable on the Common Shares in additional Common Shares, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction: (a) the numerator of which shall be the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (b) the denominator of which shall be the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Shares issuable in payment of such dividend or distribution. Notwithstanding the foregoing, (x) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (y) that no such adjustment shall be made if the holders of Preferred Shares simultaneously receive a dividend or other distribution of Common Shares in a number equal to the number of Common Shares as they would have received if all outstanding Preferred Shares had been converted into Common Shares on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of Common Shares in respect of outstanding Common Shares) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Shares shall receive, simultaneously with the distribution to the holders of Common Shares, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding Preferred Shares had been converted into Common Shares on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation, or merger involving the Corporation in which the Common Shares (but not the Preferred Shares) are converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 4.4, 4.6, or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation, or merger, each Preferred Share shall thereafter be convertible in lieu of the Common Shares into which it was convertible prior to such event into the kind and amount of securities, cash, or other property which a holder of the number of Common Shares of the Corporation issuable upon conversion of one Preferred Share immediately prior to such reorganization, recapitalization, reclassification, consolidation, or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Shares, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Shares.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Shares a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Shares is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Shares (but in any event not later than 30 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of Common Shares and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Shares.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Shares (or other shares or securities at the time issuable upon conversion of the Preferred Shares) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of any class or any other securities, or to receive any other security;

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Shares of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation, or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Shares a notice specifying, as the case may be, (x) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution, or right, or (y) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Shares (or such other shares or securities at the time issuable upon the conversion of the Preferred Shares) shall be entitled to exchange their Common Shares (or such other shares or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, or winding-up, and the amount per share and character of such exchange applicable to the

Preferred Shares and the Common Shares. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. All Preferred Shares shall automatically be converted into Common Shares, at the then effective conversion rate, as calculated pursuant to Section 4.1.1 and such shares may not be reissued by the Corporation upon the earlier of (a) immediately prior to the closing of the sale of Common Shares to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 (a "Qualified IPO"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Preferred Holders (the time of such closing of a Qualified IPO or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time").

5.2 Procedural Requirements. All holders of record of shares of any series of Preferred Shares that are to be converted pursuant to Section 5.1 above shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Preferred Shares pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of Preferred Shares to be so converted shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen, or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft, or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by such holder's attorney duly authorized in writing. All rights with respect to the Preferred Shares converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Shares), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Shares, the Corporation shall issue and deliver to such holder, or to such holder's nominees, a certificate or certificates for the number of full Common Shares issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 4.2 in lieu of any fraction of a Common Share otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the Preferred Shares converted. Such converted Preferred Shares shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of Preferred Shares accordingly.

6. Redeemed or Otherwise Acquired Shares. Other than as pursuant to Section 2.3.2, the Preferred Shares are not mandatorily redeemable. Unless approved by the Board, any Preferred Shares that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold, or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Shares following redemption or acquisition.

7. Notices. Any notice required or permitted by the provisions of this Article VI to be given to a holder of Preferred Shares shall be mailed, postage prepaid, to the address last shown on the records of

the Corporation or given by electronic communication in compliance with the provisions of the Act and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VII

Subject to any additional vote required by this Charter or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend, and rescind any or all of the Bylaws.

ARTICLE VIII

Subject to any additional vote required by this Charter, the number of directors constituting the Board of Directors of the Corporation shall be that number fixed by or determined in the manner set forth in the bylaws of the Corporation, as amended from time to time (the "Bylaws"). Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

ARTICLE IX

A. ELECTION OF DIRECTORS

The holders of record of Common Shares shall be entitled to elect directors of the Corporation's Board of Directors as provided in the bylaws or in any voting agreement or similar agreement by and among the Corporation and the holders of its outstanding shares, as amended from time to time. Any director elected as provided in the previous sentence may be removed without cause by the affirmative vote of the holders of the minimum number of shares required to elect such director. Elections of directors need not be by written ballot unless the Bylaws shall so provide.

B. QUORUM FOR ELECTION.

At any meeting of the shareholders held for the purpose of electing directors, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

ARTICLE X

Meetings of shareholders may be held within or without the State of Tennessee, as the Bylaws may provide. Special meetings of shareholders may be called in the manner set forth in the Bylaws, including, without implied limitation, such special meeting being called by one or more shareholders holding share in the aggregate entitled to cast not less than twenty-five percent (25%) of the votes entitled to be cast on any issue proposed to be considered at such proposed special meeting. The books of the Corporation may be kept outside the State of Tennessee at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws. Any action required or permitted by the Act to be taken at a shareholders' meeting may be taken without a meeting, and without prior written notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

ARTICLE XI

To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer. If the Act or any other law of the State of Tennessee is amended after approval by the shareholders of this Article XI to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Act as so amended.

Any amendment, repeal, modification, or elimination of the foregoing provisions of this Article XI by the shareholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to, any acts or omissions of such director or officer occurring prior to, such amendment, repeal, modification, or elimination.

ARTICLE XII

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which the Act permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by the Act.

Any amendment, repeal, modification, or elimination of the foregoing provisions of this Article XII shall not (as) adversely affect any right or protection of any director, officer, or other agent of the Corporation existing at the time of such amendment, repeal, modification, or elimination; or (b) increase the liability of any director, officer, or agent of the Corporation with respect to any acts or omissions of such director, officer, or agent occurring prior to such amendment, repeal, modification, or elimination.

ARTICLE XII

A.   Waiver of Preemptive Rights. No shareholder of the Corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any shares of the Corporation or to any obligations convertible into shares of the Corporation, or to any warrant or option for the purchase thereof, except to the extent provided by written agreement between the Corporation and such shareholder.

B.   Waiver. Except as otherwise set forth herein, (i) any of the rights, powers, preferences, and other terms of the Preferred Shares set forth herein that are generally applicable to the Preferred Shares may be waived on behalf of all holders of Preferred Shares by the affirmative written consent or vote of the holders of a majority of the Preferred Shares then outstanding, voting together as a single class and on an as-converted to Common Shares basis, and (ii) at any time when more than one (1) series of Preferred Shares is issued and outstanding, any of the rights, powers, preferences, and other terms of any series of Preferred Shares set forth herein may be waived on behalf of all holders of such series of Preferred Shares by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Shares then outstanding.

C.   Amendments. Except with respect to amendments that a class or series of shares are entitled to vote on pursuant to non-waivable provisions of the Act, this Charter may be repealed, altered, amended, or rescinded in whole or in part with the affirmative written consent or vote of the holders of at least a majority of the Common Shares then outstanding. With respect to amendments that a class or series of shares are entitled to vote on pursuant to non-waivable provisions of the Act, this Charter may be repealed, altered, amended, or rescinded in whole or in part with the affirmative written consent or vote of the holders of at least a majority of the Shares then outstanding, voting together as a single class and on an as-converted to Common Shares basis, as applicable.

D.   <u>Forum</u>. Unless the Corporation consents in writing to the selection of an alternative forum, the state or federal courts in Davidson County, Tennessee shall be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, employee, or agent of the Corporation to the Corporation or the Corporation's shareholders, (iii) any action asserting a claim against the Corporation, its directors, officers, employees, or agents arising pursuant to any provision of the Act, the Corporation's Charter, or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers, employees, or agents governed by the internal affairs doctrine, in each case subject to said courts having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or acquiring an interest in shares of stock of the Corporation shall be deemed to have notice of and have consented to the provisions of this <u>Section D</u> of this <u>Article XIII</u>.

E.   <u>Severability</u>. If any provision or provisions of this Charter shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provisions in any other circumstance and of the remaining provisions of this Charter (including, without limitation, each portion of any sentence of this Charter containing any such provision held to be invalid, illegal, or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

F.   <u>Construction and Interpretation</u>. Each definition in this Charter includes the singular and the plural, and references to the neuter gender include the masculine and feminine where appropriate. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated under such law, unless the context requires otherwise. References to any statute or regulation mean such statute or regulation as amended at the time and include any successor legislation or regulation. References to any agreement, document, or instrument means such agreement, document, or instrument as amended at the time. Unless otherwise specified, references to Articles and Sections mean the Articles and Sections of this Charter. The use of the word "including" herein shall mean "including without limitation."

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned incorporator has caused this Charter to be executed as of _____.

"CORPORATION"

Wilder Whiskey Inc.

By: Wormser Casey LLC, Sole Incorporator

By: _____

       Kris Casey, Partner
       Wormser Casey LLC

C) Series Seed 2 – Preferred Share Purchase Agreement

SERIES SEED PREFERRED SHARE PURCHASE AGREEMENT

THIS SERIES SEED PREFERRED SHARE PURCHASE AGREEMENT (this "**Agreement**"), is made as of _____, by and among Wilder Whiskey Inc., a Tennessee corporation (the "**Company**"), and the undersigned investors (each a "**Purchaser**" and together the "**Purchasers**").

WHEREAS, the Company is conducting an offering and sale of its Series Seed-2 Preferred Shares, par value $0.00001 per share (the "**Seed-2 Shares**"), pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and the regulations promulgated thereunder, including, without implied limitation, 17 C.F.R. §227.100 *et seq*. ("**Regulation CF**") (such offer of Seed-2 Shares being the "**Seed-2 Offering**"), to certain investors (collectively the "**Purchasers**") via the registered crowdfunding intermediary, Vicinity LLC (the "**Intermediary**") through the Intermediary's online platform at https://marketplace.vicinityventures.co/offers/72 (the "**Platform**");

WHEREAS, in conjunction with the Seed-2 Offering, the principal and accrued interest on certain outstanding convertible notes (the "**Notes**") of the Company are converting into shares of the Company's Series Seed-1 Preferred Shares, par value $0.00001 per share (the "**Seed-1 Shares**" and collectively with the Seed-2 Shares, the "**Preferred Shares**"), on the terms and conditions described herein (the "**Seed-1 Offering**" and collectively with the Seed-2 Offering, the "**Offering**");

WHEREAS, the Company has filed or caused to be filed with the United States Securities and Exchange Commission a Form C together with all required exhibits and attachments thereto (collectively "**Form C**"); and

WHEREAS, the undersigned investors desire to purchase, via the Platform, that number and series of applicable Preferred Shares listed on the signature page to this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and conditions contained herein, and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.   **PURCHASE AND SALE OF SHARES**.

    1.1   **Sale and Issuance of Shares**.

        1.1.1   The Company shall have adopted and filed the Company's Charter in substantially the form of Exhibit A attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Charter**") with the Secretary of State of the State of Tennessee on or before the Initial Closing.

        1.1.2   Subject to the terms and conditions of this Agreement, each Purchaser shall purchase at the applicable Closing and the Company agrees to sell and issue to each Purchaser at such Closing that number of Purchased Seed-2 Shares (as defined herein), and Seed-2 Bonus Shares (as defined herein), as applicable, of the Company, rounded down to the nearest whole share, set forth under such Purchaser's name on the signature page attached to this Agreement, at a purchase price per Purchased Seed-2 Share of $3.9005 (the "**Seed-2 Price Per Share**") or, if applicable, that number of Seed-1 Shares of the Company, rounded down to the nearest whole share, set forth under such Purchaser's name on the signature page attached to this Agreement, at a purchase price per Seed-1 Share of $3.1204 (the "**Seed-1 Price Per Share**"). The Seed-2 Shares sold and issued to Purchaser at the Seed-2 Price Per Share (the "**Purchased Seed-2 Shares**"), the Seed-2 Bonus Shares, and Seed-1 Shares issued to the Purchaser pursuant to this Agreement shall be referred to herein as the "**Shares**." For purposes of this

Agreement, "**Purchase Price**" shall mean, as applicable with respect to each series of Preferred Shares, (a) the product of (i) the Seed-2 Price Per Share *multiplied by* (ii) the number of Purchased Seed-2 Shares being purchased hereunder, (b) the product of (i) the Seed-1 Price Per Share *multiplied by* (ii) the number of Seed-1 Shares being purchased hereunder, or (c) the Bonus Share Purchase Price (as defined herein).

1.1.3   Payment of the Purchase Price for the Purchased Seed-2 Shares, and Seed-2 Bonus Shares, as applicable, shall be made to North Capital Private Securities as escrow agent for the Company by wire transfer of immediately available funds, debit, ACH transfer, or any other means of payment approved by the Company on or before the applicable Closing. Payment for the Seed-1 Shares, if any, shall be made by the cancellation of all principal and accrued interest on the Notes at the applicable Closing. If on or before the offering deadline disclosed on the Form C (the "**Reg CF Deadline**"), the Company has not received binding commitments from Purchasers to purchase at least $100,000.00 of Preferred Shares (the "**Reg CF Minimum**"), no Shares will be sold in the Offering, all investment commitments will be cancelled, any committed funds will be returned to the applicable Purchasers, and this Agreement shall be null and void *ab initio*. The Company shall have the right, in its sole discretion and without any further action required on the part of any Purchasers, to accept investment pursuant to the Offering in excess of the Reg CF Minimum up to a maximum amount of One Million and 00/100 Dollars ($1,000,000.00) (the "**Maximum Raise Amount**").

1.1.4   Until the applicable Closing, each Purchaser's investment may be accepted or rejected by the Company at any time. Company shall notify each Purchaser regarding whether such Purchaser's investment in the Offering has been accepted or rejected at or prior to the applicable Closing, which such notice may be in the form of delivery of a countersigned copy of Purchaser's signature page to this Agreement. If Purchaser's investment is rejected, all amounts delivered by Purchaser in consideration of the Shares shall be returned to the Purchaser without interest.

1.1.5   Notwithstanding anything contained herein to the contrary, Purchasers of Seed-2 Shares that satisfy one or more of the conditions set forth under this Section 1.1.5 shall be entitled to purchase additional Seed-2 Shares (the "**Seed-2 Bonus Shares**"), in the amounts set forth below, in exchange for Purchaser's payment of $1.00 total to Company (the "**Bonus Share Purchase Price**") in exchange for all Seed-2 Bonus Shares issued:

(a)   A Purchaser who is an active member, as determined by Intermediary, of "VentureSouth" at the time of such Purchaser's Closing shall be entitled to purchase Seed-2 Bonus Shares equal to 10% of such Purchaser's Purchased Seed-2 Shares;

(b)   A Purchaser who is an active member, as determined by Intermediary, of "Vicinity Venture Club" at the time of such Purchaser's Closing shall be entitled to purchase Seed-2 Bonus Shares equal to 5% of such Purchaser's Purchased Seed-2 Shares;

(c)   A Purchaser who purchases $100,000.00 or more of Purchased Seed-2 Shares, at the Seed-2 Price Per Share, shall be entitled to purchase Seed-2 Bonus Shares equal to 10% of such Purchaser's Purchased Seed-2 Shares;

(d)   A Purchaser who is among the first ten (10) investors, as determined by the Intermediary, to execute this Agreement, and any other documents that may be required pursuant to the terms herein, and pay the applicable Purchase Price, shall be entitled to purchase Seed-2 Bonus Shares equal to 10% of such Purchaser's Purchased Seed-2 Shares;

(e)   A Purchaser who are among the second ten (10) investors (i.e. 11th – 20th), as determined by the Intermediary, to execute this Agreement, and any other documents that may be required pursuant to the terms herein, and pay the applicable Purchase Price, shall be entitled to purchase Seed-2 Bonus Shares equal to 5% of such Purchaser's Purchased Seed-2 Shares; and

(f)   each Purchaser shall be entitled to purchase as many Seed-2 Bonus Shares as such Purchaser is eligible to purchase under this Section 1.1.5, except that a Purchaser shall not be entitled to purchase Seed-2 Bonus Shares pursuant to both clauses (a) and (b) above.

1.2   Closings; Delivery.

1.2.1   The initial purchase and sale of the Shares hereunder shall take place remotely via the exchange of documents and signatures on the date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the aggregate purchase price for such Purchaser's Shares to the Company and the Company accepts Purchaser's investment and delivers a countersigned copy of this Agreement to Purchaser (which date is referred to herein as the "**Initial Closing**").

1.2.2   After the Initial Closing, and at any time and from time to time, the Company may, at one or more additional closings (each an "**Additional Closing**" and together with the Initial Closing, each, a "**Closing**"), without obtaining the signature, consent or permission of any of the Purchasers in the Initial Closing or any prior Additional Closing, offer and sell to one or more additional Purchasers additional Seed-2 Shares, at a per share purchase price equal to the Seed-2 Price Per Share, and to issue additional Seed-2 Bonus Shares pursuant to the terms contained herein, until the aggregate number of Purchased Seed-2 Shares sold pursuant to the Offering at all Closings equals 256,377 Seed-2 Shares and the total additional Seed-2 Bonus Shares sold at all Closings equals no more than 76,914 Seed-2 Bonus Shares (collectively, the "**Total Shares Authorized for Sale**"). Additional Purchasers may include persons or entities who are already Purchasers under this Agreement. The Company and each of the additional Purchasers purchasing Seed-2 Shares at each Additional Closing will execute counterpart signature pages to this Agreement and each of the other documents required by the Company to be executed by Purchasers in connection with the Offering and each additional Purchaser will, upon delivery by such Purchaser and acceptance by the Company of such Purchaser's signature page and delivery to the Company of the Purchase Price by such Purchaser, become a party to, and bound by, this Agreement to the same extent as if such Purchaser had been a Purchaser at the Initial Closing and each such New Purchaser shall be deemed to be a Purchaser for all purposes under this Agreement as of the date of the applicable Additional Closing.

1.2.3   Promptly following each Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in such Closing a certificate representing the Shares being purchased by such Purchaser at such Closing against payment of the Purchase Price therefor according to the terms of Section 1.1.3.

1.2.4   Each Purchaser acknowledges and agrees that in a commercially reasonable period of time following the last Closing hereunder, whether resulting from the Company accepting investments hereunder equal to the Maximum Raise Amount, or from the Company voluntarily declaring the Offering unavailable to additional investors, the Company shall issue to Intermediary an amount of Seed-2 Shares equal to the product of (a) two percent (2%), *multiplied by* (b) the quotient of (i) the total Purchase Price paid to the Company by all Purchasers of Seed-2 Shares hereunder (excluding the amount of Bonus Share Purchase Price received), *divided by* (ii) the Seed-2 Per Share Price.

1.3   Conversion and Termination of Convertible Notes.

1.3.1   By executing and delivering this Agreement, each Purchaser holding one or more Notes issued by the Company prior to the date of this Agreement hereby irrevocably agrees that:

(a)   The aggregate face amount of all such Notes held by such Purchaser plus all accrued and unpaid interest thereon is set forth under such Purchaser's name on the signature page hereto as the "**Conversion Amount**";

(b)   Such Purchaser is the sole owner of all right, title, and interest in and to the Note corresponding to the Conversion Amount;

(c)   At the Initial Closing, all of such Purchaser's Notes will automatically and without any further action on the part of such Purchaser convert into that number of Seed-1 Shares set forth under such Purchaser's name on the signature page hereto as Seed-1 Shares, regardless of whether any such Notes or an affidavit of loss therefor is actually delivered in original or other form to the Company, and any original Notes held by (or delivered, whether electronically or otherwise, to) the Company may be cancelled and marked cancelled by the Company upon or following the Initial Closing;

(d)   As to such Purchaser, such Purchaser's Seed-1 Shares are issued in full and complete discharge and satisfaction of all obligations of the Company (including the Conversion Amount and all other amounts) under such Purchaser's Note, and such Notes shall be terminated and of no further force or effect automatically immediately upon the Initial Closing; and

(e)   Company and its Affiliates and agents shall be entitled to deduct and withhold from the amounts deliverable pursuant to Purchaser's Notes such amounts, if any, as are required to be deducted and withheld under the Code or any other applicable tax law. To the extent that amounts are so deducted and withheld and duly paid over to the appropriate tax authority, such withheld amounts shall be treated for all purposes as having been delivered to the person in respect of whom such deduction and withholding was made. Each person holding Notes shall, upon request, use its commercially reasonable efforts to provide the applicable withholding agent with all necessary tax forms, including a duly executed IRS Form W-9 or appropriate version of IRS Form W-8, as applicable. Prior to withholding any amounts pursuant to this Section 1.3.1(d), the Company (and its Affiliates and agents) shall use commercially reasonable efforts to notify Purchaser, and the Company and Purchaser shall cooperate in good faith to reduce or eliminate any such withholding.

1.3.2   The Company and each Purchaser holding a Note hereby agree that such Purchaser's Notes hereby are and will be deemed for all purposes to have been amended and modified by virtue hereof to the full extent necessary to permit and facilitate their conversion as provided in this Agreement into Seed-1 Shares, to fix the "Conversion Price" (as defined therein) at $3.1204 per share, and, immediately upon the Initial Closing, such Convertible Securities shall be deemed terminated in full and null, void and of no further force or effect; provided that the foregoing will not impair the right of the holder of a Note to receive the applicable number of Seed-1 Shares shown under such Purchaser's name on the signature page as provided above.

2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date hereof, except as otherwise indicated.

2.1   **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2   **Capitalization**.

2.2.1   The authorized capital of the Company consists, immediately after the filing of the Charter (unless otherwise noted), of the following:

(a)   1,466,014 Common Shares, 1,000,000 shares of which are issued and outstanding. 466,014 Common Shares have been reserved for issuance upon the conversion of the Preferred Shares. All of the outstanding Common Shares are duly authorized, validly issued, fully paid, and nonassessable and were issued in material compliance with all applicable federal and state securities laws.

(b)   466,014 Preferred Shares, of which, 338,419 have been designated as Seed-2 Shares, and 127,595 have been designated as Seed-1 Shares. Of such 466,014 Preferred Shares, none are issued and outstanding as of immediately prior to the date hereof.

2.2.2   There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any Common Shares, or Preferred Shares, or any securities convertible into or exchangeable or exercisable for Common Shares or Preferred Shares, except for (a) the conversion privileges of the Preferred Shares pursuant to the terms of the Charter and (b) the securities and rights described in this Agreement.

2.3   **Subsidiaries**. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company is not a participant in any joint venture, partnership, or similar arrangement.

2.4   **Authorization**. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and shareholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.5   **Valid Issuance of Shares**. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and free of restrictions on transfer other than restrictions on transfer under this Agreement, that certain Shareholders Agreement by and among the Company and holders of its Common Shares and Preferred Shares (the "**Shareholders Agreement**"), applicable state and federal securities laws, and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation CF of the Securities Act, and applicable state securities laws, the offer, sale and issuance of the Shares to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Shares, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Shares issuable upon conversion of the Shares has been duly reserved for issuance, and upon issuance in accordance with the terms of the Charter, will be duly authorized, validly issued, fully paid and nonassessable, and free of restrictions on transfer other than restrictions on transfer under this Agreement, the Shareholders Agreement, applicable federal and state securities laws, and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation CF of the Securities Act and applicable state securities laws, the Common Shares issuable upon conversion of the Shares will be issued in compliance with all applicable federal and state securities laws.

2.6   **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge, or investigation before any court, arbitrator, mediator, or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director, or key employee of the Company arising out of such person's consulting, employment, or board relationship with the Company or that could otherwise materially impact the Company.

2.7   **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8   **Employee and Consultant Matters**. Each current and former employee, consultant, and officer of the Company who has had a material role in developing any confidential and proprietary information of the Company has executed an agreement with the Company regarding confidentiality and proprietary information in form and substance customary in the Company's industry. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant, or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business.

2.9   **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Charter or the Company's bylaws, (b) of any judgment, order, writ, or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage, or purchase order to which it is a party, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage, or purchase order or (ii) an event which results in the creation of any lien, charge, or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances, and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances, and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11 **Agreements**. Except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations (contingent or otherwise) of, or payments to, the Company in excess of $100,000.00, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

2.12 **Liabilities**. The Company has no liabilities or obligations, contingent or otherwise, in excess of $25,000 individually or $100,000 in the aggregate.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Purchaser is aware that the Company is subject to federal and state alcoholic beverage statutes and regulations and to federal and state "tied-house" laws. In part, these laws prohibit investment by any person convicting of certain criminal offenses in the Company and restrict vertical integration of licensed producers, wholesalers, and on-premises retailers, such as hotels, restaurants, and bars, as well as off-premises retailers, such as package, wine and sprits, convenience, and grocery stores. To maintain compliance with such laws, upon applications for licenses, as well as annual renewal of its liquor licenses, the Company will be required to represent to regulatory agencies that Purchaser is not subject to any disqualifying criminal convictions and does not hold any cross-tier, interlocking interest in any liquor licensed entity which results in a tied-house or other violation for the Company. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 **Purchase Entirely for Own Account**. This Agreement is made with the Purchaser in reliance upon the Purchaser's representation to the Company, which by the Purchaser's execution of this Agreement, the Purchaser hereby confirms, that the Shares to be acquired by the Purchaser will be acquired for investment for the Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of the Shares.

3.3 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs, and the terms and conditions of the Offering of the Shares with the Company's management, including through the Intermediary or Platform. Purchaser has had sufficient opportunity to thoroughly review and evaluate the Form C and the investment opportunity in the Shares and is aware of the risks involved in acquiring the Shares including, without implied limitation, a risk of total loss of the Purchaser's investment. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.4 **Restricted Securities**. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Shares issued pursuant to Regulation CF may not be transferred, except for limited transfers to certain parties described in 17 C.F.R. § 501(a), during the one-year period beginning on the date the Shares were issued to Purchaser pursuant to a Closing. After such one-year period, the Shares remain subject to significant restrictions on transfer imposed by the Shareholders Agreement. Consequently, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available and such transfer satisfies the requirements of the Shareholders Agreement. The Purchaser acknowledges that the Company has no obligation to register or qualify the Shares, or the Common Shares into which they may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5 **No Public Market**. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 **Legends**. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement or the Shareholders Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended; and (c) the following legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT AND, FOR A PERIOD OF ONE YEAR AFTER THE DATE OF ISSUANCE MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" AS DEFINED IN REGULATION D PROMULGATED UNDER THE ACT, AS PART OF AN OFFERING REGISTERED WITH THE UNITED STATED SECURITIES AND EXCHANGE COMMISSION, TO A MEMBER OF THE FAMILY OF THE PURCHASER OR AN EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER OR CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCES."

3.7 **Sophisticated Purchaser**. The Purchaser is an investor in securities of companies in the startup, development, or growth stages and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment (including a total loss of the Purchaser's investment amount), and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares and is capable of evaluating and understanding the Form C.

3.8 **Regulation CF Investment Limits**. If the Purchaser is not an "accredited investor" as defined in Rule 501 of Regulation D promulgated pursuant to the Securities Act, then either:

3.8.1 Purchaser's annual income <u>or</u> net worth is less than $124,000 and the aggregate amount of securities sold to Purchaser across all issuers in reliance on Section 4(a)(6) of the Securities Act, including the sale of Shares pursuant to this Agreement, in the 12-month period preceding the applicable Closing is less than or equal to the greater of (a) $2,500 or (b) 5% of the greater of Purchaser's annual income or net worth; or

3.8.2 Purchaser's annual income <u>and</u> net worth are both individually at least $124,000 and the aggregate amount of securities sold to Purchaser across all issuers in reliance on Section 4(a)(6) of the Securities Act, including the sale of Shares pursuant to this Agreement, in the 12-month period preceding the applicable Closing is less than or equal to 10% of the greater of Purchaser's annual income or net worth, but in no event greater than $124,000.

3.9 **Investment in Entity Regulated Under Applicable Liquor Laws**. Neither Purchaser, Purchaser's spouse, any entity of any kind by or through which the Purchaser is investing in the Company, nor any officers, directors, manager, general partners, or other controlling persons of any such entity:

3.9.1 Holds any equity, debt, hybrid, or other interest, of any kind whatsoever, in any wholesaler or retailer of alcoholic beverages, except for a one percent (1%) or less ownership of the publicly traded securities of any entity the securities of which are bought or sold on a public stock exchange so long as such interest represents a passive investment and that such owner is not a controlling person of or officer, director, manager, or employee of such entity; and

3.9.2 Has been convicted of a felony or a crime involving the sale, manufacture, or transportation of alcoholic beverages under federal or state law or has any pending criminal charges for such crimes.

3.10 **Exculpation Among Purchasers**. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.11 **Residence**. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto; if the Purchaser is a partnership, corporation, limited liability company, or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto. Purchaser is a "United States person" as that term is defined in Section 7701(a)(3) of the Internal Revenue Code of 1986, as amended.

4. **ADDITIONAL CONDITIONS TO CLOSING**.

4.1 **Execution and Delivery of Shareholders Agreement**. The obligation of the Company to sell and issue Shares to the Purchaser at the applicable Closing shall be subject to the due execution and delivery by such Purchaser of a counterpart signature page to the Shareholders Agreement pursuant to which such Purchaser agrees that the Shares are subject to, and such Purchaser is bound by, all of the terms and conditions of such Shareholders Agreement. Purchaser acknowledges that the Shareholders Agreement imposes confidentiality obligations on the Purchaser, limitations on the transfer of Shares, including, without limitation, a right of first refusal in favor of the Company and the Founders (as such term is defined in the Shareholders Agreement), a drag-along right, a market-standoff obligation, a waiver of shareholder statutory information and inspections rights, and an option for the Company to repurchase the Shares upon the occurrence of certain events if the Company determines that the continued ownership of the Shares by a Purchaser would jeopardize the Company's ability to continue to operate its business under applicable law. Purchaser acknowledges that the discussion of the Shareholders Agreement in this section is general in nature, is intended for informational purposes only, is qualified in its entirety by the content of the Shareholders Agreement, and in the event of any conflict between this section and the Shareholders Agreement, the Shareholders Agreement shall control.

4.2 **Reg CF Minimum**. The obligation of the Company to sell and issue Shares at the Initial Closing shall be subject to the Company receiving binding commitments from Purchasers to purchase Preferred Shares in an amount at least equal to the Reg CF Minimum no later than the Reg CF Deadline.

5. **GENERAL PROVISIONS**.

5.1 **Entire Agreement**. This Agreement (including the Exhibits hereto), the Charter, and the Shareholders Agreement constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof and thereof, and any other written or oral agreements relating to the subject matter hereof or thereof existing between the parties are expressly canceled.

5.2 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this

Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.3   **Governing Law**. This Agreement shall be governed by the internal law of the State of Tennessee, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Tennessee.

5.4   **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5   **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6   **Notices | Consent to Electronic Notice**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 5.6. Each Purchaser consents to the delivery of any shareholder notice pursuant to the Tennessee Business Corporation Act at the electronic mail address set forth on the signature page, as updated from time to time by notice to the Company. Purchaser shall promptly notify the Company of any change in its electronic mail address.

5.7   **No Purchaser Finder's Fees**. Each Purchaser severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction, other than to the extent that "Intermediary Payment" described in the Charter of the Company may be classified as a "finder's fee."

5.8   **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

5.9   **Amendments and Waivers**. Except as specified in Section 1.2.2, any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Purchasers holding a majority of the then-outstanding Shares (or Common Shares issued on conversion thereof); except that any provision of this Agreement may be waived by any waiving party on such party's own behalf without the consent of any other party. Any amendment or waiver effected in accordance with this Section 5.9 will be binding upon the Purchasers and each transferee of the Shares (or the Common Shares issuable upon conversion thereof), each future holder of all such securities, and the Company.

5.10 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

5.11 **Delays or Omissions**. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power, or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

5.12 **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (a) the rights, duties, and obligations under Section 4 will terminate immediately prior to the closing of the Company's initial public offering of Common Shares pursuant to an effective registration statement filed under the Securities Act, (b) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Charter, as amended from time to time and (c) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, and this Section 5 will survive any termination of this Agreement.

5.13 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the state and federal courts located in Davidson County, Tennessee (the "**Applicable Courts**") for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action, or other proceeding arising out of or based upon this Agreement except in the Applicable Courts; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action, or proceeding, any claim that it is not subject to the personal jurisdiction of the Applicable Courts, that its property is exempt or immune from attachment or execution, that the suit, action, or proceeding is brought in an inconvenient forum, that the venue of the suit, action, or proceeding is improper, or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Applicable Courts

5.14 **WAIVER OF JURY TRIAL**. **EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER DOCUMENTS TO BE EXECUTED IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE SHARES, OR THE SUBJECT HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS HAD THE OPPORTUNITY TO REVIEW THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING SUCH OPPORTUNITY.**

[PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

COMPANY:
Wilder Whiskey Inc.

By: _____

Printed: _____

Title: _____

Email Address: _____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASER: (Check Box for Entity or Individual)   **TRANSACTION DETAILS:**

[*If Purchaser is an Entity*]

Signature: _____

Entity Name: _____   Number of Purchased Seed-2 Shares: _____

Printed Name: _____   Purchase Price: _____

Title: _____
Principal Office Address:

_____

Email Address: _____

[*If Purchaser is an Individual*]

Signature: _____

Printed Name: _____

Primary Residence Address:

_____

_____

Email Address: _____

Investment agreed and accepted by Company:
Wilder Whiskey, Inc.

By: _____

Printed Name: _____

Title: _____

Date: _____

[SIGNATURE PAGES]

D) Wilder Whiskey Shareholders Agreement

SHAREHOLDERS' AGREEMENT
WILDER WHISKEY INC.

THIS SHAREHOLDERS' AGREEMENT (this "<u>Agreement</u>") is made as of _____, 2025 (the "<u>Effective Date</u>"), by and among (a) Wilder Whiskey Inc., a Tennessee corporation (the "<u>Company</u>"), (b) the Common Shareholders listed on <u>Schedule 1</u> attached hereto and fully incorporated herein, and (c) Preferred Shareholders listed on <u>Schedule 2</u> attached hereto and fully incorporated herein.

WITNESSETH:

WHEREAS, the Company and Shareholders desire to enter into this Agreement to, among other things, establish certain rights and obligations of the parties hereto and to govern the relationship of the Company and Shareholders; and

WHEREAS, with respect to any provisions of this Agreement related to the voting of Shares by Shareholders, nothing herein is intended to cause such provisions to constitute a voting trust pursuant to the Act, it being the intent of the parties hereto that this Agreement shall constitute a "Shareholders' agreement" pursuant to Chapter 17, Section 302 of the Act.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

AGREEMENT

1. **CONFIDENTIALITY AND TRADE SECRETS**.

    1.1.   Confidentiality. Each Shareholder shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any Confidential Information obtained from the Company pursuant to the terms of this Agreement other than (a) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (b) to any Affiliate, partner, member, shareholder, investor, prospective investor, or wholly owned subsidiary of such Shareholder in the ordinary course of business, provided that such Shareholder informs such Person that such information is confidential and such Person is obligated to maintain the confidentiality of such information in a manner at least as restrictive as the confidentiality obligations herein; or (c) as may otherwise be required by law, order of a court or administrative or regulatory agency of competent jurisdiction, provided that the Shareholder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. Each Shareholder acknowledges that the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information, that the Confidential Information provides the Company with a competitive advantage over others in the marketplace, and that the Company would be irreparably harmed if the Confidential Information were improperly disclosed.

    1.2.   Trade Secrets. Each Shareholder shall, at all times, conform to the requirements of the Tennessee Uniform Trade Secrets Act, as amended (the "<u>Trade Secrets Act</u>"). At all times during a Shareholder's ownership of shares of the Company, and, to the greatest extent permitted under applicable law, following cessation of ownership of such shares for any reason or no reason, such Shareholder, except with the prior written consent of the Company and as provided elsewhere in this Agreement, shall keep confidential and not misappropriate, use, disclose, reproduce, distribute, or otherwise disseminate to or for any third party, any privileged, confidential, or proprietary information of the Company constituting trade secrets within the meaning of the Trade Secrets Act, including but not limited to the professional and business practices, methods, and plans, intellectual property, supplier lists, vendor lists, and financial statements of the Company. The Shareholders further recognize and agree that a violation of the confidentiality obligations set forth in this section may be remedied through judicial or other legal proceedings and that penalties for such a violation may include forfeit of profits, payment of royalties, compensatory damages, punitive damages, injunctive relief, and recovery of attorneys' fees. The Shareholders may ask the Company to render an opinion as to whether the Company considers certain knowledge to be a trade secret, if such question should arise.

2. LIMITATIONS ON TRANSFER; RIGHT OF FIRST REFUSAL; CO-SALE RIGHTS; DRAG-ALONG RIGHTS; MARKET STAND-OFF PROVISIONS.

2.1. **Limitations on Transfer**. No Shareholder shall make any disposition of all or any portion of the Shares or securities convertible, exercisable, or exchangeable into or for Shares (collectively, the "Securities") held by such Shareholder unless (a) there is in effect a registration statement under the Securities Act covering the proposed transaction or the proposed transaction is exempt from the registration requirements of the Securities Act, (b) such disposition is approved by the Board of Directors of the Company (the "Board"), and (c) such disposition complies with the provisions of this Agreement. If a Shareholder intends to make a disposition of Securities in accordance with the foregoing, the Shareholder shall give notice to the Company of such Shareholder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Shareholder's expense by any one of the following: (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Securities may be effected without registration under the Securities Act, whereupon the holder of such Securities shall be entitled to sell, pledge, or transfer such Securities in accordance with the terms of the notice given by the Shareholder to the Company.

2.2. **Restricted and Prohibited Transfers**. Notwithstanding anything to the contrary contained herein, no Shareholder shall, and each Shareholder hereby agrees not to, make any disposition of any Securities held by such Shareholder to (a) any Person if such disposition would cause the Company to be in violation of any requirements of federal, state, or local statutes, regulations, or orders relating to alcohol licensure requirements, including without implied limitation, the requirements described in 27 C.F.R §§ 1.24(a) and 1.42, or (b) any competitor, as determined by the Board in its sole and reasonable discretion, of the Company, except in connection with a Board approved sale of the Company or sale of all or substantially all of its assets.

2.3. **Right of First Refusal**.

2.3.1 Notice of Proposed Transfer. If a Shareholder desires to effect a transfer (a "Transferring Shareholder"), of all or any portion of such Transferring Shareholder's Shares (the "Transfer Shares") and is in receipt of a bona fide written offer to purchase the same from a third party (including another Shareholder) (a "Third Party Purchaser"), such Transferring Shareholder shall first give notice (a "Third Party Sale Notice") to the Company and the Founders (each such Founder, an "Offeree" and, collectively, the "Offerees") of such intent to Transfer such Transfer Shares specifying the date of the proposed Transfer (the "Proposed Transfer") (which shall not be less than thirty (30) days after the receipt of such Third Party Sale Notice), the identity of the proposed Third Party Purchaser, and the consideration and terms and conditions of payment to be received upon such Transfer (such price, terms, and conditions of payment being hereinafter referred to collectively as the "Offering Price").

2.3.2   Company Exercise of Right of First Refusal. Upon receipt of a Third Party Sale Notice, the Company shall have the irrevocable and exclusive option, before the Offerees, to purchase any or all of such Transferring Shareholder's Transfer Shares proposed to be transferred for the Offering Price, exercisable by delivering written notice to such Transferring Shareholder and each of the Offerees (the "Company Notice") of its election to purchase all or a portion of such Transfer Shares within the fifteen (15) day period immediately following the Company's receipt of the Third Party Sale Notice.

2.3.3   Offeree Exercise of Right of First Refusal. To the extent that the Company does not elect to purchase all of the Transferring Shareholder's Transfer Shares proposed to be transferred or fails to deliver the Company Notice within the applicable time period set forth in Section 2.3.2 above, for a period of fifteen (15) days after the first to occur of the receipt by the Offerees of the Company Notice or the expiration of the applicable time period set forth in Section 2.3.2 above, the Offerees shall have the right to elect to purchase any or all of that portion of such Transferring Shareholder's Transfer Shares that the Company has not agreed to purchase for the Offering Price. Each Offeree shall have the right to purchase such Offeree's *pro rata share* of that portion of the Transfer Shares (the "Secondary Right of First Refusal"). To exercise its Secondary Right of First Refusal, an Offeree shall deliver written notice of the same to the Company and Transferring Shareholder within such fifteen (15) day period.

For purposes of this Section 2.3 only, "*pro rata share*" is based on the ratio of (x) the number of Shares held by such Offeree (on an as-if converted and as-if exercised basis, if applicable) to (y) the number of Shares held by all Offerees (on an as-if converted and as-if exercised basis, if applicable) desiring to purchase the Transfer Shares.

2.3.4   Purchase Price. The purchase price for the shares of Transfer Shares purchased by the Company and all Offerees under this Section 2.3 shall be the Offering Price (the "Purchase Price"). If the Purchase Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by an industry accepted valuation methodology for such non-cash consideration (if available) or the Board in its sole discretion.

2.3.5   Payment. The Purchase Price for the Transfer Shares to be purchased by the Company and all Offerees shall be paid in full at the purchase closing by cashier's check or by wire transfer of immediately available federal funds.

2.3.6   Holder's Right to Transfer. If all of the shares of Transfer Shares proposed in the Third Party Sale Notice are not purchased by the Company or the Offerees as provided in this Section 2.3, then the Transferring Shareholder may sell or otherwise transfer such remaining Transfer Shares to that proposed Third Party Purchaser, except that: (a) the Transfer shall be made only on the terms provided for in the applicable Third Party Sale Notice, with the exception of the Purchase Price, which may be either the price listed in the Third Party Sale Notice or any higher price; (b) such Transfer is consummated within ninety (90) days after the expiration of the later of the time period described in Section 2.3.3; (c) the Transfer is effected in accordance with any applicable securities laws, and if requested by the Company, the Transferring Shareholder shall have delivered an opinion of counsel acceptable to the Company to that effect; (d) the Transfer is effected in accordance with all other applicable terms and conditions of this Agreement; and (e) the Third Party Purchaser agrees in writing to receive and hold the shares of Transfer Shares so transferred subject to all of the provisions of this Agreement, including but not limited to this section, and there shall be no further Transfer of such Transfer Shares except in accordance with the terms of this Agreement. If any Transfer Shares described in a Third Party Sale Notice are not transferred to the Third Party Purchaser within the period provided above, then before any such Transfer Shares may be transferred, a new notice shall be given to the Company and the Offerees, and the Company and the Offerees, as applicable, shall again be offered the rights of first refusal described in this Section 2.3.

2.3.7   Exception for Certain Transfers. The following Transfers of Securities shall be exempt from the provisions of this Section 2.3, except that in each such case, the transferee agrees in writing to receive and hold the Securities so transferred subject to all of the provisions of this Agreement, including but not limited to this Section 2.3, and there shall be no further transfer of such Securities except in accordance with the terms of this Agreement:

(a)   if Transferring Shareholder is an individual, a transfer made during the Transferring Shareholder's lifetime for bona fide estate planning purposes or on the Transferring Shareholder's death by will or intestacy to (i) the Transferring Shareholder's Immediate Family Member(s), or (ii) a trust or other similar estate planning vehicle for the benefit of the Transferring Shareholder or any such person;

(b)   if Transferring Shareholder is a partnership, a transfer made to its partners in accordance with partnership interests;

(c)   if Transferring Shareholder is a corporation, a transfer made to a wholly-owned subsidiary, parent corporation of such corporation or an Affiliate, or to its Shareholders upon dissolution;

(d)   if Transferring Shareholder is a limited liability company, a transfer made to its members in accordance with their interest in the limited liability company;

(e)   a transfer of the Transfer Shares to the Company.

2.3.8   Further Assurances. Each Shareholder shall take all actions as may be reasonably necessary to consummate the transactions contemplated by this Section 2.3, including, without limitation, entering into agreements and delivering certificates, instruments, and consents as may be deemed necessary or appropriate. At the closing of any transaction contemplated by this Section 2.3, each Transferring Shareholder shall deliver to any other party a certificate or certificates representing the Transfer Shares, accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the Purchase Price therefor.

2.3.9   Termination of Rights of First Refusal. Each of the Right of First Refusal and Secondary Right of First Refusal shall automatically and immediately terminate and be of no further force and effect immediately prior to the closing of the Company's first underwritten public offering of Shares pursuant to the requirements of the Securities Act.

2.4.   Effect of Failure to Comply.

2.4.1   Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void *ab initio*, shall not be recorded on the books of the Company or its transfer agent, and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief, and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales, and other transfers of Shares not made in strict compliance with this Agreement).

        2.4.2   If any Shareholder becomes obligated to sell any Securities or any Shareholder fails to deliver Transfer Shares in accordance with the terms of this Agreement, the Company or such Offeree, as applicable, may, at its option, in addition to all other remedies it may have, send to such Shareholder the Purchase Price for such Transfer Shares as is herein specified and transfer to the name of the Company (or request that the Company effect such transfer in the name of a purchasing Offeree) on the Company's books the certificate or certificates representing the capital stock to be sold.

2.5.   **Drag-Along Rights**.

        2.5.1   Actions to be Taken. In the event that (i) the holders of at least a majority of the Common Shares (the "Control Sellers"), and (ii) the Board approve a Sale of the Company (which approval of the Control Sellers must be in writing), specifying that this Section 2.5 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 2.5.2 below, each other Shareholder (each a "Non-Control Seller") and the Company hereby agree:

        (a)   if such transaction requires Shareholder approval, with respect to all Shares that such Shareholder owns or over which such Shareholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Charter required to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

        (b)   if such transaction is a Stock Sale, to sell the same proportion of Shares of the Company beneficially held by such Shareholder as is being sold by the Control Sellers to the Person to whom the Control Sellers propose to sell their Shares, and, except as permitted in Section 2.5.2 below, on the same terms and conditions as the other Shareholders of the Company;

        (c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Control Sellers in order to carry out the terms and provision of this Section 2.5, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

        (d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

        (e)   to the maximum extent permitted by applicable law, to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing any suit (x) challenging the Sale of the Company or this Agreement, or (y) alleging a breach of any fiduciary duty of the Control Sellers or any affiliate or associate thereof (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the evaluation, negotiation, or entry into the Sale of the Company, or the consummation of the transactions contemplated thereby;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 2.5 includes any securities and due receipt thereof by any Shareholder would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (ii) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Control Sellers, in connection with such Sale of the Company, appoint a Shareholder representative (the "Shareholder Representative") with respect to matters affecting the Shareholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (i) to consent to (1) the appointment of such Shareholder Representative, (2) the establishment of any applicable escrow, expense, or similar fund in connection with any indemnification or similar obligations, and (3) the payment of such Shareholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Shareholder Representative in connection with such Shareholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Shareholders, and (ii) not to assert any claim or commence any suit against the Shareholder Representative or any other Shareholder with respect to any action or inaction taken or failed to be taken by the Shareholder Representative, within the scope of the Shareholder Representative's authority, in connection with its service as the Shareholder Representative, absent fraud, bad faith, gross negligence, or willful misconduct.

2.5.2 Exceptions. Notwithstanding the foregoing, a Non-Control Seller will not be required to comply with Section 2.5.1 above in connection with any Sale of the Company, unless:

(a) any representations and warranties to be made by such Non-Control Seller in connection with the Sale of the Company are limited to representations and warranties related to authority, ownership, and the ability to convey title to such Securities, including, but not limited to, representations and warranties that (i) the Non-Control Seller holds all right, title, and interest in and to the Securities such Non-Control Seller purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Non-Control Seller in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Non-Control Seller have been duly executed by the Non-Control Seller and delivered to the acquirer and are enforceable against the Non-Control Seller in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Non-Control Seller's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency that applies to the Non-Control Seller;

(b) the Non-Control Seller is not required to agree (unless such Non-Control Seller is a Company officer or employee) to any restrictive covenant in connection with the Sale of the Company (including without limitation any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Sale of the Company) or any release of claims other than a release in customary form of claims arising solely in such Non-Control Seller's capacity as a Shareholder of the Company;

(c)　　such Non-Control Seller and its Affiliates are not required to amend, extend, or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Non-Control Seller may be required to agree to terminate the investment-related documents between or among such Non-Control Seller, the Company, or other Shareholders of the Company;

(d)　　the Non-Control Seller is not liable for the breach of any representation, warranty, or covenant made by any other Person in connection with the Sale of the Company, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any Shareholder of any of identical representations, warranties, and covenants provided by all Shareholders);

(e)　　liability shall be limited to such Non-Control Seller's applicable share (determined based on the respective proceeds payable to each Shareholder in connection with such Sale of the Company in accordance with the provisions of the Charter) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to such Non-Control Seller in connection with such Sale of the Company, except with respect to claims related to fraud by such Non-Control Seller, the liability for which need not be limited as to such Non-Control Seller;

(f)　　the Non-Control Seller shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Sale of the Company, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any Shareholder of any of identical representations, warranties, and covenants provided by all Shareholders);

(g)　　upon the consummation of the Sale of the Company (i) each holder of each class or series of Shares of the Company will receive the same form of consideration for their Shares of such class or series as is received by other holders in respect of their Shares of such same class or series of stock, (ii) each holder of a series of Preferred Shares will receive the same amount of consideration per Share of such series of Preferred Shares as is received by other holders in respect of their Shares of such same series, (iii) each holder of Common Shares will receive the same amount of consideration per Common Share as is received by other holders in respect of their Common Shares, and (iv) unless waived pursuant to the terms of the Charter or as may be required by law, the aggregate consideration receivable by all holders of the Preferred Shares and Common Shares shall be allocated among the holders of Preferred Shares and Common Shares on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Shares and Common Shares are entitled in a Deemed Liquidation Event (assuming for this purpose that the Sale of the Company is a Deemed Liquidation Event) in accordance with the Company's Charter in effect immediately prior to the Sale of the Company; provided, however, that, notwithstanding the foregoing provisions of this Section 2.5.2(g), if the consideration to be paid in exchange for the Shares held by the Shareholder pursuant to this Section 2.5.2(g) includes any securities and due receipt thereof by any Shareholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the shares held by the Shareholder which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the shares held by the Shareholder; and

(h) subject to Section 2.5.2(g) above, requiring the same form of consideration to be available to the holders of any single class or series of Shares, if any holders of any Shares are given an option as to the form and amount of consideration to be received as a result of the Sale of the Company, all holders of such Shares will be given the same option; provided, however, that nothing in this Section 2.5.2(h) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement, or limitation that is generally applicable to the Company's Shareholders.

2.6. Restrictive Legends. Each Shareholder understands and agrees that, in addition to any legends required by applicable law, the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Securities:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE SECURITIES LAWS OR STATE SECURITIES LAW. NEITHER THESE SECURITIES NOR ANY PORTION HEREOF OR INTEREST HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED UNDER SUCH ACT AND ANY APPLICABLE STATE SECURITIES LAW, OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE COMPANY SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY).
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS' AGREEMENT, AS AMENDED FROM TIME TO TIME, AMONG THE COMPANY AND ITS SHAREHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY, AND A COPY OF WHICH MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT.

2.7. Market Stand-Off Provisions.

2.7.1 Agreement to Lock-Up. Each Shareholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company for its own behalf of its Common Shares or other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3 (an "IPO"), and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (l80) days), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports; and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto, (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Securities held immediately prior to the effectiveness of the registration statement for the IPO; or (b) enter into any swap or other arrangement that transfers to another, in whole or

in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Securities or other securities, in cash or otherwise. The foregoing provisions of this Section 2.7 shall not apply to the sale of any Securities to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Shareholders if all officers and directors of the Company are subject to the same restrictions, and the Company uses commercially reasonable efforts to obtain a similar agreement from all holders of more than one percent (1%) of the outstanding Common Shares. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 2.7.1 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Shareholder further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 2.7.1 or that are necessary to give further effect thereto.

2.7.2   Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Securities of each Shareholder (and transferees and assignees thereof) until the end of such restricted period.

3.   WAIVER OF STATUTORY INFORMATION AND INSPECTION RIGHTS.

3.1.   **Waiver**. Each Shareholder hereby acknowledges and agrees that until the consummation of the IPO, such Shareholder shall hereby be deemed to have unconditionally and irrevocably, to the fullest extent permitted by law, on behalf of such Shareholder and all beneficial owners of the Shares owned by such Shareholder (a "Beneficial Owner"), waived, and does hereby so waive, any rights such Shareholder or a Beneficial Owner might otherwise have had under Chapter 26, Section 102 of the Act (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's share ledger, a list of its Shareholders, and its other books and records or the books and records of any subsidiary. This waiver applies only in such Shareholder's capacity as a Shareholder and does not affect any other information and inspection rights such Shareholder may expressly have pursuant to this Agreement or any other Agreement by and between such Shareholder and the Company. Each Shareholder hereby further warrants and represents that such Shareholder has reviewed, or has had the opportunity to review, this waiver with its legal counsel, and that such Shareholder knowingly and voluntarily waives its rights as a Shareholder otherwise provided by Chapter 26, Section 102 of the Act (or under similar rights under other applicable law).

3.2.   **Information Statement**. Within 15 days after request by a Shareholder (but no more frequently than once per each quarter of each fiscal year of the Company), the Company shall deliver to such requesting Shareholder a statement showing the number of Shares of each series and class of Shares and securities convertible into or exercisable for Shares that are outstanding at the end of the period, the Common Shares issuable upon conversion or exercise of any outstanding securities convertible or exercisable for Common Shares and the exchange ratio or exercise price applicable thereto, and the number of Shares of issued options and options not yet issued but reserved for issuance, if any, all in sufficient detail as to permit the relevant Shareholder to calculate its respective percentage equity ownership in the Company.

4.   REPURCHASE OF SHARES ON CERTAIN EVENTS.

4.1.   **Acknowledgment of Regulatory Requirements Relating to Shareholders.** Each Shareholder acknowledges that the Company's business is highly regulated by federal, state, and local alcoholic beverage statutes and regulations relating to the alcohol production, distribution, and sales industries including, without implied limitation, licensing, labeling, advertising, promotion, distribution, ownership and other "tied-house" laws (collectively the "Applicable Liquor Laws"), which are enforced by various federal and state regulators and agencies including, without implied limitation, the Alcohol and

Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury and related federal and state agencies (collectively the "Regulatory Agencies"). In part, the Applicable Liquor Laws restrict vertical integration of licensed producers, wholesalers, and on-premises retailers, such as hotels, restaurants and bars, as well as off-premises retailers, such as package, wine and spirits, convenience, and grocery stores. To maintain compliance with the Applicable Liquor Laws, the Company will be required to represent to Regulatory Agencies that Shareholders are not subject to a Disqualifying Event. If a Shareholder is subject to a Disqualifying Event and retains an ownership interest in the Company in violation of the Applicable Liquor Laws or orders from Regulatory Agencies, the Company could be at risk of having its licenses and permits from the various Regulatory Agencies denied, suspended, revoked or subject to some other adverse action. As a result, each Shareholder expressly acknowledges and agrees that the Repurchase Right described in this Section 4 is reasonable and necessary for the successful operation of the Company's business, and that each such Shareholder acknowledges that all Shares owned beneficially or of record by such Shareholder, whether owned as of the Effective Date or acquired thereafter, are subject to the Repurchase Right as described herein.

4.2.   Shareholder Disqualification | Indemnification of Company. Immediately upon the earlier of (a) the Company becoming aware of the occurrence of a Disqualifying Event with respect to a Shareholder, (b) the Company's receipt of any claim or notice from a Regulatory Agency relating to an alleged violation of the Applicable Liquor Laws by the Company because of a Disqualifying Event with respect to a Shareholder, or (c) the institution by a Regulatory Agency of any proceeding against the Company for an alleged violation of any Applicable Liquor Laws arising out of a Disqualifying Event with respect to a Shareholder, then, in any such case, such Shareholder shall be deemed to be a "Disqualified Person" effective as of the date of the Disqualifying Event (such date being the "Disqualification Date"). From and after the Disqualification Date, the Disqualified Person shall indemnify, defend, and hold harmless the Company, its officers, directors, and agents (the "Company Indemnified Parties") from and against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of any kind whatsoever, including professional fees and reasonable attorneys' fees, that are incurred by the Company Indemnified Parties in any informal or formal investigation, inquiry, complaint, citation, hearing or other regulatory action taken by any Regulatory Agency in connection with the Disqualifying Event, or in any judicial, administrative, alternative dispute resolution, or investigatory proceeding (collectively, "Losses") arising out of or related to any third-party claim involving the ownership of Shares or any other interest in the Company by such Disqualified Person and any Losses arising out of or relating to any acts or omissions taken by or on behalf of any Shareholder as a Disqualified Person in connection with the Cure Right (as defined in Section 4.6), or any adverse decisions by any Regulatory Agency in connection with the exercise of such Cure Right.

4.3.   Repurchase Right. Upon any Shareholder becoming a Disqualified Person, the Company shall have the right, exercisable at any time on and after the Disqualification Date, to repurchase any or all of the Shares held by such Disqualified Person for a price per Share equal to the Disqualified Share Price (the "Repurchase Right"). Subject to the provisions of Section 4.6, the Repurchase Right shall be exercisable by the Company by delivering written notice to the Disqualified Person of the Company's intent to exercise the Repurchase Right, which such notice shall include the number of Shares owned by such Disqualified Person that the Company intends to repurchase, the Disqualified Share Price, the aggregate repurchase price for all Shares to be repurchased at the Disqualified Share Price (the "Aggregate Repurchase Price"), the proposed closing date for the repurchase transaction, and a reasonable description of the Disqualifying Event with respect to such Disqualified Person (such notice being the "Repurchase Notice"). The closing of the transactions contemplated by the Repurchase Notice shall be the date specified in the Repurchase Notice, and on the closing date, Company shall pay the Aggregate Repurchase Price to the Disqualified Person by check, cash, or wire transfer. Immediately upon the closing date, the Shares being repurchased shall automatically be transferred to the Company, the Company shall become the legal and beneficial owner of such Shares and all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the Shares being repurchased without any further action by the Disqualified Person. Notwithstanding the foregoing, the Disqualified Person shall execute and deliver to the Company all customary documents of transfer and other documents reasonably deemed necessary by the Company to effectuate the consummation of the transactions contemplated in the Repurchase Notice within five (5) days after delivery of any such document by or on behalf of the Company.

4.4. **Irrevocable Power of Attorney.** Each party to this Agreement hereby constitutes and appoints as the attorney-in-fact of such party and hereby grants a power of attorney to the Chief Executive Officer and the Chairperson of the Board (each a "Proxyholder"), with full power of substitution, with respect to the matters set forth in this Section 4, including, without implied limitation, to execute and deliver any documents of transfer or other documents reasonably necessary to effectuate the Company's Repurchase Right, as described herein, in the name and on behalf of such party as a Disqualified Person. The power of attorney granted pursuant to this Section 4.4 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement, and as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires.

4.5. **Specific Performance.** Each party acknowledges and agrees that the Company and each Shareholder that is a party to this Agreement will be immediately and irreparably damaged in the event any of the provisions of this Section 4 are not performed by the parties, including, without implied limitation, a Shareholder deemed to be a Disqualified Person, in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Shareholders shall be entitled to an injunction or restraining order to prevent breaches of this Section 4, and to specific enforcement of this Section 4 and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, without the posting of a bond. Each party to this Agreement agrees to use commercially reasonable efforts to cooperate in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

4.6. **Cure Period.** If, in the sole but reasonable discretion of the Board, the Disqualifying Event with respect to a Shareholder is reasonably capable of being cured and the Board has reasonably determined that the existence of such curable Disqualifying Event will not reasonably threaten any of the Company's licenses or permits issued or regulated by a Regulatory Agency or otherwise materially adversely affect the Company's business, then the Shareholder that is subject to such curable Disqualifying Event shall have the right, within the three (3) month period following delivery of the Repurchase Notice (the "Cure Period"), to take all actions and effectuate all transactions necessary to fully remedy and cure such Disqualifying Event to the satisfaction of the Company and any applicable Regulatory Agency (the "Cure Right"). If the Cure Period expires without the full remedy or cure of such Disqualifying Event, then the Company shall have the right to immediately proceed with the Repurchase Right pursuant to the terms of Section 4.3, and the Shareholder shall promptly take all such actions requested by the Company in connection therewith.

4.7. **Shareholder Reporting Obligations.** Each Shareholder shall promptly notify the Company of the existence of any facts and circumstances that could reasonably give rise to a Disqualifying Event as to such Shareholder, whether presently or in the future. Without limiting the generality of the preceding sentence, such obligation shall include, but shall not be limited to, notifying the Company of the pendency of any criminal charges against a Shareholder or Shareholder Related Parties and any and all officers, directors, managers, partners, controlling persons, and equity owners of any parent companies, including all tiers of entities in the case of a multi-entity structure, of such Shareholder.

5. **GENERAL PROVISIONS.**

5.1. **Certain Definitions**. The following capitalized terms shall have the following meanings as used herein:

5.1.1 "Act" means the Tennessee Business Corporation Act, as the same may be amended or replaced from time to time.

5.1.2 "Affiliate" shall mean, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, or director of such Person.

5.1.3 "Business Day" means a day other than a Saturday, Sunday, or other day on which commercial banks in the State of Tennessee are authorized or required to close.

5.1.4 "Charter" means that certain Charter of the Company filed with the Secretary of State of the State of Tennessee, as the same may be amended, restated, supplemented, or otherwise modified from time to time.

5.1.5 "Code" shall mean the Internal Revenue Code of 1986, as amended.

5.1.6 "Common Shares" means the Common Shares (as defined in the Charter) of the Company, par value $0.00001 per share.

5.1.7 "Common Shareholders" means the record holders of Common Shares of the Company and each Person to whom the rights of a Common Shareholder are assigned pursuant to a Transfer consummated in accordance with this Agreement.

5.1.8 "Confidential Information" means trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium).

5.1.9 "Derivative Securities" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Share, including, without implied limitation, options and warrant.

5.1.10 "Disqualified Share Price" means a price per Share equal to the Fair Market Value of such Share multiplied by ninety percent (90%).

5.1.11 "Disqualifying Event" means, as to any Shareholder, or Shareholder Related Parties, the occurrence, or existence, of any events or circumstances that the Company is notified by any applicable governmental authority to cause, or that otherwise cause, whether or not Company receives notice from any governmental authority, Company to not be in compliance with any Applicable Liquor Laws, including, without implied limitation, the following: (i) a conviction of or plea of guilty or *nolo contendere* to a crime that constitutes a felony (or state law equivalent), or a crime that constitutes a misdemeanor, to the extent that such conviction or plea would cause Company to be out of compliance with Applicable Liquor Laws; (ii) the suspension or revocation of any license or permit issued or regulated by a Regulatory Agency under Applicable Liquor Laws held by any Person in which such Shareholder or Shareholder Related Parties own any interest; or (iii) the ownership or becoming an owner of any

Disqualifying Interest in any wholesaler or retailer (including restaurants, bars, or any other establishment licensed for on-premises or off-premises sale of alcoholic beverages) of alcoholic beverages.

5.1.12   "Disqualifying Interest" means (i) except for Publicly-Traded Stock, any equity interest, debt interest, hybrid interest, or right to acquire any of the foregoing, (ii) management position, (iii) operational control position as an officer, director, partner, manager, or pursuant to any contractual rights that grant similar control, in any licensed wholesaler or retailer of alcohol.

5.1.13   "Founder" means each of Michael-Henry Louis Zapf and William Dolby Bigger, for so long as such Person owns Shares.

5.1.14   "Immediate Family Member" shall mean a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, spousal-equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including, adoptive relationships, of a natural person referred to herein.

5.1.15   "Person" means any natural person, partnership, corporation, limited liability company, trust, joint stock corporation, association, joint venture, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

5.1.16   "Preferred Shares" means the Preferred Shares (as defined in the Charter) of the Company, and each series thereof, par value $0.00001 per share.

5.1.17   "Preferred Shareholders" means the record holders of Preferred Shares of the Company and each Person to whom the rights of a Preferred Shareholder are assigned pursuant to a Transfer consummated in accordance with this Agreement.

5.1.18   "Publicly-Traded Stock" means an ownership interest not exceeding one percent (1%) of the publicly traded securities of any Person bought or sold on a public stock exchange, provided that such ownership represents a passive investment and that such owner is not a controlling person of or officer, director, manager, or employee of, or holds any similar capacity with, such Person.

5.1.19   "Right of First Refusal" means the right, but not an obligation, of the Company and the Offerees to purchase some or all of the Transfer Shares with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

5.1.20   "Sale of the Company" means either (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Shareholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "Stock Sale"), or (b) a transaction that qualifies as a Deemed Liquidation Event, as defined in the Charter.

5.1.21   "SEC" shall mean the Securities and Exchange Commission or any successor organization thereto.

5.1.22   "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

5.1.23   "Shares" means the Common Shares and the Preferred Shares of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, combination, reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

5.1.24 "Shareholders" means the Common Shareholders and Preferred Shareholders.

5.1.25 "Shareholder Related Parties" means (i) with respect to a Shareholder who is a natural Person, the spouse, domestic partner, or Person occupying a similar relationship to such Shareholder, and (ii) with respect to a Shareholder that is not a natural Person, any other Person who, directly or indirectly, owns any interest in such Shareholder or who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without implied limitation, any general partner, managing member, manager, director, officer, or trustee of such Person.

5.1.26 "Transfer," "Transferring," "Transferred," or words of similar import, shall mean and include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly.

5.2. **Spousal Consent**. If any Shareholder is married and resides in a community property state, such Shareholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit A attached hereto ("Consent of Spouse"). Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Shareholder's Securities that do not otherwise exist by operation of law or the agreement of the parties. If any Shareholder should marry or remarry subsequent to the date of this Agreement and if such Shareholder resides in a or moves to a community property state, then such Shareholder shall, within thirty (30) days thereafter, obtain such Shareholder's spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

5.3. **Property**. No real or personal property of the Company shall be deemed to be owned by any Shareholder individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Shareholder hereby irrevocably waives during the term of the Company any right that such Shareholder may have to maintain any action for partition with respect to the property of the Company.

5.4. **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Shareholder may Transfer Securities unless each transferee agrees to be bound by the terms of this Agreement and such Transfer is otherwise in full compliance with the terms and conditions of this Agreement.

5.5. **Termination**. This Agreement shall terminate upon the earliest of (a) the consummation of the IPO, (b) the consummation of a merger or other business combination involving the Company whereby the Shares become listed or admitted to trading on the NASDAQ Stock Market, the New York Stock Exchange, or another national securities exchange, (c) the termination, dissolution, liquidation, or winding up of the Company, or (d) the written agreement of the Shareholders holding at least seventy-five percent (75%) of the issued and outstanding Shares, acting together by written consent.

5.6. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee without giving effect to any choice or conflict of law provision or rule (whether of the State of Tennessee or otherwise) that would result in the application of the law of any other jurisdiction.

5.7. **Submission to Jurisdiction**. The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based upon any matter arising out of or in connection with this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the state or federal courts in Davidson County, Tennessee, so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Tennessee. Each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding that is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by certified or registered mail to the address described in Section 5.11 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

5.8. **WAIVER OF JURY TRIAL**. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED HERETO, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.9. **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one (1) and the same instrument. Any signatures affixed to this Agreement by electronic means, whether digital, encrypted, or otherwise, shall have the same effect as manual signatures affixed hereto.

5.10. **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.11. **Notices | Consent to Electronic Notices**. All notices, requests, consents, claims, demands, waivers, and other communications given or made pursuant to this Agreement must be in writing (which shall include electronic writings) and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified with written confirmation of delivery or written notice of refusal to accept delivery, (b) when sent, if sent by electronic mail before 5:00 pm eastern time on a standard Business Day, and if sent thereafter or on a day other than a standard Business Day, then on the next standard Business Day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 5.11. Each Shareholder consents to the delivery of any Shareholder notice pursuant to the Act by electronic transmission pursuant to Chapter 11, Section 202 of the Act at the electronic mail address previously provided by such Shareholder to the Company, as updated from time to time by notice to the Company, or as on the books of the Company. Each Shareholder shall promptly notify the Company of any change in its electronic mail address and that failure to do so shall not affect the foregoing.

5.12. **No Finder's Fees**. Each Shareholder severally represents to the other parties that such party neither is nor will be obligated for any finder's fee or commission in connection with such Shareholder's acquisition of Shares of the Company and shall indemnify, defend, and hold harmless the Company and the other Shareholders from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of such Shareholder's acquisition of any capital stock of the Company (and the costs and expenses of defending against such liability or asserted liability) for which the Shareholder is responsible. The Company shall indemnify, defend, and hold harmless each Shareholder from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees, or representatives is responsible.

5.13. **Agreement Prepared by Company Counsel**. Each Shareholder has read this Agreement and acknowledges that (a) Company legal counsel prepared this Agreement by and on behalf of the Company and not on behalf of any Shareholder or group of Shareholders, (b) the interests of the Shareholder may conflict with the interests of the other Shareholders or the interests of the Company, (c) this Agreement may have significant legal, financial planning, and tax consequences for the Shareholder, (d) the Shareholder has sought or has had the opportunity to seek the advice of independent legal, financial planning, or tax counsel of its choosing regarding any such consequences, and (e) counsel for the Company has not made any representations to the Shareholder regarding such consequences.

5.14. **Amendments and Waivers**. Any term of this Agreement may be amended, terminated, or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (a) the Company, and (b) the holders of at least a majority of the then-outstanding Shares. Notwithstanding the foregoing, the addition of a party to this Agreement in connection with a Transfer of Shares in accordance with the provisions of this Agreement will not require any further consent, and all Exhibits and Schedules attached to this Agreement may be updated by the Company without any further action of the Shareholders to reflect such addition. Any amendment or waiver effected in accordance with this Section 5.14 will be binding upon the Shareholders, each transferee of the Shares, and each future holder of such Shares whether or not such Shareholder, successor, or assign entered into or approved such amendment or waiver.

5.15. **Additional Shareholders**. Notwithstanding anything to the contrary contained herein, if the Company issues additional Shares after the date hereof, any recipient of such Shares may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, in substantially the form attached hereto as Exhibit B and thereafter shall be deemed a "Shareholder" for all purposes hereunder and a "Common Shareholder" or "Preferred Shareholder" as the case may be. No action or consent by the Shareholders shall be required for such joinder to this Agreement by such recipient of additional Shares so long as such recipient has agreed in writing to be bound by all of the obligations as a "Shareholder" hereunder. In the event that (a) additional Shareholders become parties to this Agreement by the execution of any such joinder agreements, or (b) the Company issues additional Shares to Shareholders already a party to this Agreement, the Company shall, from time to time, update Schedules 1 and 2 hereof to reflect the addition of such additional Shareholders as Common Shareholders or Preferred Shareholders, as the case may be, which such updates shall not require the action or consent of any of the Shareholders. Should any Shareholder as of the Effective Date acquire any additional Shares after the Effective Date, such Shares shall automatically become subject to the terms and conditions of this Agreement.

5.16. **Severability**. If any term or provision of this Agreement is held to be invalid, unenforceable, or illegal in any jurisdiction, such invalidity, unenforceability, or illegality shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that a term or provision of this Agreement is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transaction contemplated hereby be consummated as originally contemplated to the greatest extent possible.

5.17. **Delays or Omissions**. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power, or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Subject to Section 5.14, any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

5.18. **Remedies Cumulative**. The rights and remedies of the parties pursuant to this Agreement are cumulative and are in addition to and not in substitution of any other rights and remedies available at law or in equity.

5.19. **Entire Agreement**. This Agreement (including Schedules attached hereto) together with the Charter and bylaws of the Company constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

"COMPANY"

Wilder Whiskey Inc.

By: _____
       Michael-Henry Louis Zapf, CEO

Address: _____

_____

Email: _____

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

Each Shareholder expressly acknowledges that such Shareholder has fully read and understands the provisions of <u>Section 4</u> of this Agreement, which includes a right for the Company to repurchase Shares held by the Shareholder at a discounted rate if the Shareholder is subject to a Disqualifying Event, all as more fully described in <u>Section 4</u>.


"SHAREHOLDERS"


If an individual:

Signature: _____

Printed: _____

Address: _____

_____

Email: _____

If an entity:

Entity Name: _____

By: _____

Printed: _____

Title: _____

Address: _____

_____

Email:

EXHIBIT

**JOINDER AGREEMENT AND COUNTERPART SIGNATURE PAGE TO
SHAREHOLDERS' AGREEMENT
FOR WILDER WHISKEY INC.**

Date: _____

       IN WITNESS WHEREOF, the undersigned, being a holder of Shares of Wilder Whiskey Inc., a Tennessee corporation (the "Company"), desiring to become a party to that certain Shareholders' Agreement by and among the Company and certain other holders of the Company's Shares dated as of _____ and as amended from time to time (the "Shareholders' Agreement"), hereby joins in and executes the Shareholders' Agreement, agrees to be bound all of the terms and conditions of the Shareholders' Agreement, and shall become a Shareholder of the Company for purposes of the Shareholders' Agreement, effective as of the date hereof. This Joinder Agreement and Counterpart Signature Page shall be attached to the Shareholders' Agreement and included with the records of the Company.

"SHAREHOLDER"

IF AN ENTITY:

Entity Name: _____

By: _____

Printed: _____

Title: _____

Address: _____

_____

Email: _____

IF AN INDIVIDUAL:

_____

Printed: _____

Address: _____

_____

Email: _____

E) Testing the Waters Page

 View Portfolio   Offers   Membership   Dashboard   🔔

Wilder Whiskey

Regulation Crowdfunding

 **Vicinity**

01:49

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

Wilder Whiskey Preferred Equity Round
Goal: Up to $1M
Pre-Money Valuation: $4M
Bonuses available for early investors and Vicinity members, see below for details

INVEST

Start Date September 9, 2025

End Date November 9, 2025

The Deal   Shop Talk   Local Buzz

Why fund our local story

- **Exciting Market:** The seltzer market is massive at 30B globally and continuing to grow quickly, however there remains a clear

INVEST

Our Story

Overview

Investment Summary

Our People

lack of options for whiskey based seltzers in a market saturated with malt and vodka products.

Documents

Risks

Disclosures

- **Innovative Product**: Wilder Whiskey —a bold fusion of 100% American-made whiskey and adventurous flavors—is redefining whiskey for modern drinkers and filling a key gap in the market.

- **Growth Potential:** With an established distribution presence in 9 states and a successful partnership with Total Wine in Florida, Wilder Whiskey is well positioned to quickly grow its sales volume. Based off the success in Florida, the partnership with Total Wine is expanding to include launches in MA and TX. This will get Wilder Whiskey in front of consumers throughout these major seltzer markets.

- **Local Founding Team:** After meeting at the Clemson MBA program, this best friend founder team has the experience and drive to turn Wilder Whiskey in a nationwide brand from right here in the Carolinas.

- **Established Brand:** With over 11K followers on social media and online sales growing **178% YOY**, Wilder Whiskey's brand is poised to grow quickly with additional investment in marketing.

Overview

Problem

- Problem 1: Whiskey Seltzers are underutilized in the current ready to drink (RTD) market

- Problem 2: Health-conscious consumers are demanding lighter yet full flavor options

The ready-to-drink (RTD) market is saturated with options like vodka, tequila, and malt-based seltzers, but whiskey enthusiasts have been overlooked. Despite whiskey's rich history and rising popularity, there's been a lack of convenient, refreshing choices for those who enjoy its bold flavors. This leaves consumers searching for something unique and exciting in the RTD category with limited options— creating a clear opportunity for a product that captures whiskey's adventurous spirit in an entirely new way.

Product

At Wilder Whiskey, we set out to solve the gap in the market by reimagining whiskey for today's modern drinkers.

Our goal was simple: to create something exceptional, refreshing, and unlike anything else on the market. The result? Wilder Whiskey Seltzer—a bold blend of 100% American-made

whiskey and adventurous, one-of-a-kind flavors.

Each can is masterfully crafted with only 100 calories, 2 grams of carbs, and gluten-free ingredients, making it as health-conscious as it is delicious.


MOUTHWATERING FLAVORS
MASTERFULLY CRAFTED
PACKED WITH A PUNCH
WILDER
WHISKEY SELTZ
5%

Market


THE WHISKEY MARKET IS RISING
12.7%
GLOBAL MARKET CAGR, 2024 - 2029


WILDER
WHISKEY SELTZ
STRIKE WHILE IT'S HOT
17%
GROWTH BY 2025
+84%
CAGR BY 2025

The whiskey market is undergoing a transformation, with an unprecedented demand for premium, innovative beverages. Consumers are seeking bold, distinctive options that break away from the conventional, creating a significant opportunity for whiskey-based ready-to-drink products to flourish.

Wilder Whiskey is uniquely positioned to capitalize on this trend by blending the classic appeal of whiskey with the modern refreshment of seltzer. This isn't just a change in consumer preference—it's a movement reshaping how whiskey is enjoyed, unlocking untapped market potential for brands like Wilder.

Business Plan



Since its founding in 2021, Wilder Whiskey has quickly gained momentum in the competitive spirits industry. After completing product, developing drink formulas, and securing TTB approval in 2021, Wilder Whiskey has been focused on driving both state by state distribution deals and online sales revenue. Both distribution channels have

seen significant progress year over year, providing a solid foundation for the business and the potential to for rapid growth.

Yearly Revenue Growth:

- 2022: Launched Direct-to-Consumer (DTC) sales and retail distribution, generating $20,000+ in first-year sales.
- 2023: Expanded into four new states, secured Total Wine authorization, and grew sales to $56,000+.
- 2024: Expanded into four additional states, grew Total Wine partnership into 3 states, and grew sales to $100,000.


GROWTH TIMELINE
OUTLOOK
ABC
Sprouts
Whole Foods
Fresh Market
WILDER


LOCATIONS WE SERVE
MICHIGAN
MASSACHUSETTS
KANSAS
TENNESSEE
NORTH CAROLINA
SOUTH CAROLINA
GEORGIA
TEXAS
FLORIDA

Expansion Plans:

- Wilder Whiskey is currently finalizing distribution partnerships in 3 additional states (California, Minnesota, Wisconsin) which expands their presence into major markets.

- 2025 has started off fast with 30-40K in pending purchase order commitments as of Feb. 2025

Scalability & Investment Potential: With accelerating growth and a clear path to national expansion, Wilder Whiskey is primed for its next big leap—now is the time to invest.

Exciting New Partnership

Wilder Whiskey is excited to announce a new partnership with Hub City Spartanburgers to serve Wilder Whiskey products throughout their new ballpark. This partnership highlights the quality and popularity of Wilder Whiskey products locally and serves as an example of the expansion plan we hope to replicate throughout the US.



Use of Funds

With the product fully developed and promising distribution opportunities identified, funds from this raise will be used in 2 major categories:

- **Production:**
  - **Fueling Production Growth:** Capital will enable large-scale production runs starting in 2025, increasing product margins from 25-30% to 40+%

- **Meeting Rising Demand:** Strategic manufacturing partnerships and expanded chain authorizations will support rapid scaling to accommodate growing market demand.

- **Marketing:**
  - **Boosting Digital Presence**: Wilder Whiskey is leveraging a dedicated marketing team to expand its reach through enhanced social media engagement and digital brand awareness initiatives.

  - **Driving Visibility Through Events**: Plans include increasing participation in tailgates, tastings, and concerts while growing sponsorships and hiring additional sales representatives to expand retail presence across states.

  - **Strategic Marketing and Partnerships**: A comprehensive strategy encompasses POS displays, social media advertising, billboards, and collaborations with professional athletes and influencers to amplify the brand's impact.

Our Story

Hank and Will met on the first day of their Clemson MBA program in Greenville, striking up a friendship as they walked to class. Bonding over a shared love of whiskey and a drive to create something of their own, they quickly became inseparable. After building their careers in Corporate America, they realized their true passion lay in forging their own path. That realization led to Wilder Whiskey—a brand born from their vision, craftsmanship, and commitment to excellence, where they are fully invested in creating something truly special.



Previous Funding

Wilder Whiskey has previously raised $325,000 in convertible debt from institutional investors which may convert into equity at a discount along with this funding round.

Investment Summary

Preferred Equity Round Terms:

Raise Minimum - $200,000

Raise Maximum - $1,000,000

Pre-money valuation - $4M

Liquidation Pref - 1x

Minimum Investment = $2,500

Bonus Shares:
Membership-Based Bonus Shares

- **VentureSouth Members** – Investors who are active members of VentureSouth at the time of their investment will receive additional Bonus Shares equal to ten percent (10%) of the number of shares purchased in this Offering.

- **Vicinity Venture Club Members** – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive additional Bonus Shares equal to five percent (5%) of the number of Series CF Preferred shares purchased in this Offering.

Investment Size Bonus:
- $100,000 or greater = 10% Bonus

Investment Timing Bonus:
- First 15 investors = 10% Bonus

- Next 30 investors = 5% Bonus

Our People



Hank Zapf, CEO

Born and raised in Ohio, Hank has called the Carolinas home since 2009. He holds a Bachelor's in Sociology from Winthrop University and an MBA from Clemson University. With over a decade of expertise in regulatory compliance within the banking industry, Hank combines a strong foundation in precision and strategy with his entrepreneurial spirit. Fueled by a desire to create something unique, he teamed up with his best friend from Clemson to found Wilder Whiskey to transform his vision into reality.



Will Bigger, COO

A North Carolina native and Greenville resident since 2017, Will is deeply connected to the local community. He holds a Bachelor's in Business Administration with a focus on Marketing from NC State and an MBA from Clemson University. With over five years of experience in corporate insurance brokerage, Will is a problem solver passionate about bringing innovative solutions to market. His driven, positive, and growth-oriented mindset fuels his enthusiasm for reshaping the whiskey industry alongside his co-founder.

Documents

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here.

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live. You can learn more about the risks of investing through Vicinity here.



Ventures

1708-C Augusta St. #115
Greenville, SC29605

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©Vicinity   Privacy Policy and Terms of Service

This website, vicinityventures.co ("site"), is managed by Vicinity, LLC ("Vicinity") and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding ("Reg CF"). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinitycapital.com.

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F) Wilder Whiskey Reviewed Financials

Wilder Whiskey LLC (the "Company") a Tennessee Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wilder Whiskey LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 31, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	29,108	111,704
Accounts Receivable	16,169	10,230
Inventory	42,321	-
Total Current Assets	87,598	121,934
TOTAL ASSETS	87,598	121,934
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	47,851	26,882
Convertible Notes - Related Parties	325,000	325,000
Total Current Liabilities	372,851	351,882
TOTAL LIABILITIES	372,851	351,882
EQUITY		
Member's Contributions	108,610	108,610
Accumulated Deficit	(393,863)	(338,558)
Total Equity	(285,253)	(229,948)
TOTAL LIABILITIES AND EQUITY	87,598	121,934

Statement of Changes in Member Equity

	Member Capital	Accumulated Deficit	Total Member Equity
	$ Amount		
Beginning Balance at 1/1/2023	108,610	(232,596)	(123,986)
Net Income (Loss)	-	(105,962)	(105,962)
Ending Balance 12/31/2023	108,610	(338,558)	(229,949)
Prior Period Adjustment	-	123,079	123,079
Net Income (Loss)	-	(178,384)	(178,384)
Ending Balance 12/31/2024	108,610	(393,863)	(285,253)

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	96,237	26,954
Cost of Revenue	81,343	3,478
Gross Profit	14,894	23,476
Operating Expenses		
Advertising and Marketing	51,261	66,819
General and Administrative	137,349	61,470
Rent and Lease	6,766	2,542
Total Operating Expenses	195,377	130,831
Operating Income (loss)	(180,483)	(107,355)
Other Income		
Other	4,308	1,392
Total Other Income	4,308	1,392
Other Expense		
Interest Expense	2,209	-
Total Other Expense	2,209	-
Earnings Before Income Taxes	(178,384)	(105,962)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(178,384)	(105,962)

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(178,384)	(105,962)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	144,048	26,062
Accounts Receivable	(5,939)	19,357
Inventory	(42,321)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	95,788	45,419
Net Cash provided by (used in) Operating Activities	(82,596)	(60,544)
Cash at the beginning of period	111,704	172,247
Net Cash increase (decrease) for period	(82,596)	(60,544)
Cash at end of period	29,108	111,704

Wilder Whiskey LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Wilder Whiskey LLC ("the Company") was formed in Tennessee on February 11th, 2021. The Company plans to earn revenue by manufacturing and selling canned, Ready - To - Drink (RTD), whiskey-based seltzers. The Company's headquarters is in Kannapolis, North Carolina. The Company's customers will be located in the United States and are 21 years old or older.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

As of December 31, 2024, the Company had an inventory balance of $42,321, consisting entirely of finished goods. Inventory is stated at the lower of cost or net realizable value (NRV), with cost determined using the weighted-average cost method, in accordance with U.S. GAAP.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into two convertible note agreements for the purposes of funding operations with two related parties totaling $325,000. The interest on the notes are 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in July of 2025. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

**Debt Principal Maturities 5 Years
Subsequent to 2024**

Year	Amount
2025	$325,000
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit wholly owned by two members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 31, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.